F-1 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Report of Independent Registered Public Accounting Firm F- 2 Consolidated Balance Sheets as of December 31, 2022 and 2021 F- 3 Consolidated Statements of Operations for the years ended December 31, 2022 and 2021 F- 4 Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022 and 2021 F- 5 Consolidated Statements of Noncontrolling Interest, Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2022 and 2021 F- 6 Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021 F- 7 Notes to Consolidated Financial Statements F- 8 Exhibit 99.1

F-2 Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Gelesis Holdings, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Gelesis Holdings, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, non-controlling interest, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles. Going Concern The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ KPMG LLP We have served as the Company’s auditor since 2015. Boston, Massachusetts March 28, 2023

F-3 GELESIS HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data) December 31, December 31, 2022 2021 ASSETS Current assets: Cash and cash equivalents $ 7,412 $ 28,397 Accounts receivable 1,233 731 Grants receivable 3,359 9,172 Inventories 6,865 13,503 Prepaid expenses and other current assets 4,627 14,203 Total current assets 23,496 66,006 Property and equipment, net 59,335 58,515 Operating lease right-of-use assets 1,520 2,016 Intangible assets, net 13,413 15,680 Other assets 5,560 4,084 Total assets $ 103,324 $ 146,301 LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT Current liabilities: Accounts payable, including due to related party of $135 and $147, respectively $ 4,131 $ 10,066 Accrued expenses and other current liabilities, including due to related party of $2,809 and $5,664, respectively 10,468 13,660 Deferred income 27,793 32,370 Operating lease liabilities 597 541 Convertible promissory notes held at fair value, including due to related party of $22,082 and $27,128, respectively 27,403 27,128 Notes payable, including due to related party of $2,007 and $0, respectively 7,954 1,950 Warrant liabilities — 15,821 Total current liabilities 78,346 101,536 Deferred income 9,544 8,914 Operating lease liabilities 967 1,519 Notes payable, including due to related party of $13,659 and $16,523, respectively 25,342 35,131 Warrant liabilities 130 — Earnout liability 563 — Other long-term liabilities, including due to related party of $674 and $2,416, respectively 898 5,588 Total liabilities 115,790 152,688 Commitments and contingencies (Note 19) Noncontrolling interest 12,590 11,855 Legacy Gelesis redeemable convertible preferred stock, $0.0001 par value – zero shares issued and outstanding at December 31, 2022; 51,730,762 shares authorized at December 31, 2021; and 48,566,655 shares issued and outstanding at December 31, 2021 — 311,594 Stockholders’ deficit: Preferred stock, $0.0001 par value - 250,000,000 shares authorized at December 31, 2022; zero shares issued and outstanding at December 31, 2022 and December 31, 2021 — — Common stock, $0.0001 par value – 900,000,000 shares authorized at December 31, 2022; 73,325,022 shares issued and outstanding at December 31, 2022; 125,961,571 shares authorized at December 31, 2021; 6,248,192 shares issued and outstanding at December 31, 2021 7 1 Additional paid-in capital 297,468 (64,549) Accumulated other comprehensive income 104 219 Accumulated deficit (322,635) (265,507) Total stockholders’ deficit (25,056) (329,836) Total liabilities, noncontrolling interest, redeemable convertible preferred stock and stockholders’ deficit $ 103,324 $ 146,301 The accompanying notes are an integral part of these consolidated financial statements.

F-4 GELESIS HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share data) For the Year Ended December 31, 2022 2021 Revenue: Product revenue, net $ 25,558 $ 11,185 Licensing revenue 209 — Total revenue, net 25,767 11,185 Operating expenses: Costs of goods sold, including related party expenses of $1,027 and $447, respectively 27,558 9,983 Selling, general and administrative, including related party expenses of $504 and $494, respectively 99,135 71,041 Research and development, including related party expenses of $231 and $255, respectively 18,613 12,867 Amortization of intangible assets 2,267 2,267 Total operating expenses 147,573 96,158 Loss from operations (121,806) (84,973) Change in the fair value of earnout liability 58,308 — Change in the fair value of convertible promissory notes (2,559) (128) Change in the fair value of warrants 7,084 (7,646) Interest expense, net (991) (1,364) Other income, net 4,664 781 Loss before income taxes (55,300) (93,330) Provision for income taxes 480 17 Net loss (55,780) (93,347) Accretion of Legacy Gelesis senior preferred stock to redemption value (37,934) (94,134) Accretion of noncontrolling interest put option to redemption value (253) (376) Income allocated to noncontrolling interest holder (1,095) — Net loss attributable to common stockholders $ (95,062) $ (187,857) Net loss per share attributable to common stockholders—basic and diluted $ (1.35) $ (32.89) Weighted average common shares outstanding—basic and diluted 70,300,772 5,712,042 The accompanying notes are an integral part of these consolidated financial statements.

F-5 GELESIS HOLDINGS, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In thousands, except share and per share data) For the Year Ended December 31, 2022 2021 Net loss $ (55,780) $ (93,347) Other comprehensive loss: Foreign currency translation adjustment (115) (719) Total other comprehensive loss (115) (719) Comprehensive loss $ (55,895) $ (94,066) The accompanying notes are an integral part of these consolidated financial statements.

GELESIS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF NONCONTROLLING INTEREST, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands, except share and per share data)

	Noncontrolling interest	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Deficit
		Shares	Amount	Shares	Amount				
Balance at January 1, 2021	$ 12,429	18,446,525	$ 213,524	2,155,490	$ 1	$ 23,907	$ 938	$ (171,784)	(146,938)
Accretion of senior preferred stock to redemption value			94,134			(94,134)			(94,134)
Stock based compensation expense						5,532			5,532
Exercise of stock options				255,062		146			146
Exercise of warrants		290,411	3,934						—
Accretion of put option	376							(376)	(376)
Net loss								(93,347)	(93,347)
Foreign currency translation adjustment	(950)						(719)		(719)
Balance at December 31, 2021	$ 11,855	18,736,936	$ 311,592	2,410,552	$ 1	$ (64,549)	$ 219	$ (265,507)	$ (329,836)
Merger recapitalization		29,829,719	$ -	3,837,640	—	—	—	—	
Balance at December 31, 2021	$ 11,855	48,566,655	$ 311,592	6,248,192	$ 1	$ (64,549)	$ 219	$ (265,507)	$ (329,836)
Accretion of senior preferred stock to redemption value		-	$ 37,934			(37,934)			(37,934.00)
Conversion of redeemable convertible preferred stock into common stock upon merger recapitalization		(48,566,655)	$ (349,526)	48,566,655	—	349,526			349,526.00
Proceeds from Business Combination, net of issuance costs and assumed liabilities				17,399,440	6	69,359			69,365.00
Conversion of preferred stock warrants into common stock warrants upon merger recapitalization						16,747			16,747.00
Issuance of contingent earnout liability upon merger recapitalization						(58,871)			(58,871.00)
Issuance of private placement warrants upon merger recapitalization						(8,140)			(8,140.00)
Stock based compensation expense						29,777			29,777.00
Exercise of stock options				207,033	—	120			120.00
Exercise of warrants				176,126	—	4			4.00
Release of restricted stock units				337,969	—	—			-
Sale of common stock, net of issuance costs				355,361	—	500			500.00
Issuance of commitment shares				34,246	—	39			39.00
Issuance of common stock warrants				—	—	890			890.00
Accretion of put option	253							(253)	(253.00)
Income allocated to noncontrolling interest holder	1,095							(1,095)	(1,095.00)
Net loss								(55,780)	(55,780.00)
Foreign currency translation adjustment	(613)						(115)		(115.00)
Balance at December 31, 2022	$ 12,590	—	$ -	73,325,022	$ 7	$ 297,468	$ 104	$ (322,635)	$ (25,056)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

F-7 GELESIS HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) For the Year Ended December 31, 2022 2021 Cash flows from operating activities: Net loss $ (55,780) $ (93,347) Adjustments to reconcile net loss to net cash used in operating activities: Amortization of intangible assets 2,267 2,267 Increase in inventory reserves 13,334 — Reduction in carrying amount of right-of-use assets 475 449 Depreciation 3,221 1,524 Stock-based compensation 29,777 5,532 Issuance of common stock commitment shares 500 — Gain on sales of common stock (1) — Unrealized loss on foreign currency transactions 608 (37) Non-cash interest expense 215 173 Gain on CMS amendment (209) — Loss on One S.r.l. amendment 278 — Accretion on marketable securities — (1) Change in the fair value of earnout liability (58,308) — Change in the fair value of warrants (7,084) 7,646 Change in the fair value of convertible promissory notes 2,559 128 Change in fair value of One S.r.l. call option (1,462) 1,024 Change in fair value of interest rate swap contract (856) 146 Changes in operating assets and liabilities: Accounts receivable (502) 70 Grants receivable 5,216 (1,723) Prepaid expenses and other current assets 6,147 (8,029) Inventories (6,249) (8,645) Other assets (449) 107 Accounts payable (5,415) 2,604 Accrued expenses and other current liabilities (269) 8,709 Operating lease liabilities (474) (440) Deferred income (3,395) 33,140 Other long-term liabilities (1,872) (6,588) Net cash used in operating activities (77,728) (55,291) Cash flows from investing activities: Purchases of property and equipment (9,120) (19,917) Maturities of marketable securities — 24,000 Net cash (used in) provided by investing activities (9,120) 4,083 Cash flows from financing activities: Proceeds from Business Combination, net of transaction costs 70,479 — Principal repayment of notes payable (2,033) (302) Repayment of convertible promissory notes (27,284) — Proceeds from convertible promissory notes 25,000 27,000 Proceeds from issuance of promissory notes (net of issuance costs of $0 and $207, respectively) — 5,679 Proceeds from exercise of warrants 4 10 Proceeds from exercise of share-based awards 120 146 Proceeds from sales of common stock, net of issuance costs 39 — Net cash provided by financing activities 66,325 32,533 Effect of exchange rates on cash (462) (1,072) Net decrease in cash (20,985) (19,747) Cash and cash equivalents at beginning of year 28,397 48,144 Cash and cash equivalents at end of period $ 7,412 $ 28,397 Noncash investing and financing activities: Purchases of property and equipment included in accounts payable and accrued expense $ 445 $ 1,712 Deferred financing costs included in accounts payable and accrued expense $ — $ 773 Recognition of earnout liability $ 58,871 $ — Recognition of private placement warrant liability $ 8,140 $ — Acquisitions of right-of-use assets under operating leases $ 101 $ 305 Supplemental cash flow information: Interest paid on notes payable $ 1,342 $ 1,578 The accompanying notes are an integral part of these consolidated financial statements.

F-8 GELESIS HOLDINGS, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data) 1. Nature of the Business and Basis of Presentation Nature of Business Gelesis Holdings, Inc., or the Company, formerly known as Capstar Special Purpose Acquisition Corp. or “CPSR”, is a consumer- centered biotherapeutics company incorporated under the laws of the State of Delaware. The Company aims to transform weight management through proprietary hydrogel technology, inspired by the compositional and mechanical properties of raw vegetables. Since its inception, the Company has devoted substantially all of its efforts to business planning, licensing technology, research and development, commercial activities, recruiting management and technical staff and raising capital and has financed its operations through the issuance of redeemable convertible preferred and common stock, a license and collaboration agreement, supply and distribution agreements, long-term loans, convertible promissory note financings, and government grants. The Company currently manufactures and markets Plenity® (the “Product”), which is based on a proprietary hydrogel technology. Plenity received a de novo clearance from the FDA on April 12, 2019 to aid in weight management when used in conjunction with diet and exercise. In 2020, the Company received its original Conformité Européenne (CE) certificate which allowed Plenity to be marketed as a medical device in Europe as well as rest of the world where CE mark is acceptable. Plenity has been commercially available by prescription in the United States since May 2020. In January 2023, the Company made a 510 (k) submission to the FDA to switch Plenity from prescription (“Rx”) to over-the-counter (“OTC”). On July 19, 2021, Gelesis, Inc. (together with its consolidated subsidiaries, “Legacy Gelesis”) entered into a Business Combination Agreement (as amended on November 8, 2021 and December 30, 2021, the “Business Combination Agreement”) with CPSR, a Delaware corporation and special purpose acquisition company, and CPSR Gelesis Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of CPSR (“Merger Sub”). On January 13, 2022, Legacy Gelesis, CPSR, and Merger Sub consummated the business combination (“Business Combination”) pursuant to the terms of the Business Combination Agreement. Pursuant to the Business Combination Agreement, on the closing date, (i) Merger Sub merged with and into Legacy Gelesis (the “Merger”), with Legacy Gelesis as the surviving company in the Merger, and, after giving effect to such Merger, Legacy Gelesis became a wholly- owned subsidiary of CPSR and (ii) CPSR changed its name to “Gelesis Holdings, Inc.” (together with its consolidated subsidiaries, “Gelesis Holdings”). The Business Combination, together with the PIPE Investment and the sale of the Backstop Purchase Shares, generated approximately $105 million in gross proceeds and $70.5 million in net proceeds (See Note 3). On January 14, 2022, Gelesis Holdings’ common stock and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “GLS” and “GLS.W”, respectively. The Business Combination was accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United States. Under this method of accounting, CPSR has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Legacy Gelesis’ stockholders comprising a relative majority of the voting power of the combined company, the Legacy Gelesis’ operations prior to the acquisition comprising the only ongoing operations of Gelesis Holdings, the majority of Gelesis Holdings’ board of directors appointment by Legacy Gelesis, and Legacy Gelesis’ senior management comprising the entirety of the senior management of Gelesis Holdings. Accordingly, for accounting purposes, the consolidated financial statements of Gelesis Holdings will represent a continuation of the consolidated financial statements of Legacy Gelesis with the Business Combination being treated as the equivalent of Legacy Gelesis issuing stock for the net assets of CPSR, accompanied by a recapitalization. The net assets of CPSR will be stated at historical costs, with no goodwill or other intangible assets recorded. Going Concern The audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

F-9 The Company has a history of incurring substantial operating losses and has financed its operations primarily from the issuance of equity, promissory notes, government grants, supply and distribution agreements and collaborations and licensing arrangements. Such operating losses and negative cash flows from operations have continued throughout 2022 and the Company expects they will continue in the foreseeable future. The Company expects its cash on hand as of the date of the consolidated financial statements, proceeds from the initial closing of the 2023 Convertible Senior Secured Notes, and collection of accounts and grants receivable will only be sufficient to meet the Company’s obligations into the second quarter of 2023, and not at least twelve months beyond the date of issuance of the consolidated financial statements. In light of current levels of liquidity, the Company has significantly reduced discretionary spending as well as headcount from prior levels, particularly with respect to discretionary sales and marketing activities, manufacturing and supply chain functions, and research and development. These conditions raise substantial doubt about the Company’s ability to continue as a going concern and may adversely impact the sale of Plenity. The Company will need to raise additional capital in future periods to fund its operations. The Company will seek to raise necessary funds through a combination of equity issuances, debt financings, strategic collaborations and licensing arrangements, government grants, or other financing mechanisms. The Company’s ability to fund the completion of its ongoing and planned clinical studies, as well as its regulatory and commercial efforts, may be substantially dependent upon whether the Company can obtain sufficient funding at acceptable terms. If adequate sources of funding are not available to the Company, the Company may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts, and reduce its headcount. Additionally, the Company is subject to risks common to companies in the biotechnology industry, including but not limited to, risks of failure of the full-scope product commercialization in targeted markets, clinical trials and preclinical studies, the impact of the COVID-19 pandemic on the Company’s supply chain and results of operations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and development by competitors of technological innovations. 2. Summary of Significant Accounting Policies Basis of Presentation The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”). The Company consolidates those entities where it has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. The Company’s consolidated financial statements include the accounts of the Company, its two wholly-owned subsidiaries and a variable interest entity (“VIE”), Gelesis S.r.l., in which the Company has a controlling interest and is the primary beneficiary. The noncontrolling interest attributable to the Company’s VIE is presented as a separate component from stockholders’ deficit in the consolidated balance sheets and as a noncontrolling interest in the consolidated statements of noncontrolling interest, redeemable convertible preferred stock and stockholders’ deficit. All intercompany balances and transactions have been eliminated in consolidation. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance and (ii) the obligations to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. The consolidation status of a VIE may change as a result of such reassessments. Changes in consolidation status are applied prospectively in accordance with U.S. GAAP. Reclassification of Prior Year Presentation Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations or financial position. Use of Estimates The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The Company assesses the use of estimates on an ongoing basis; however, actual results could materially differ from those estimates and changes in estimates are reflected in the results of operations in the period in which they become known.

F-10 Subsequent Event(s) The Company considers events or transactions that occur after the balance sheet date but before the consolidated financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The Company evaluated all events and transactions through the date these consolidated financial statements were filed with the Securities and Exchange Commission (“SEC”) or were available to be issued. Fair Value of Financial Instruments The guidance in FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below: Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. The Company’s earnout liability, private placement warrants, and call option liability are recorded at fair value on a recurring basis. The carrying amount of accounts receivable, grants receivable, accounts payable and accrued expenses are considered a reasonable estimate of their fair value, due to the short-term maturity of these instruments. The carrying amount of notes payable is also considered to be a reasonable estimate of the fair value based on the nature of the debt and that the debt bears interest at the prevailing market rate for instruments with similar characteristics. The Company’s cash equivalents, and marketable securities are carried at fair value, determined according to the fair value hierarchy described above. Earnout Liability: In connection with the Business Combination, Legacy Gelesis Equity holders received the right to receive additional common stock upon the achievement of certain earnout targets. As the earnout consideration contains a settlement provision that precludes it from being indexed to the Company’s stock, it is classified as a liability held at fair value in accordance ASC 815 and the instrument is adjusted to fair value at each reporting period. In determining the fair value of the earnout liability at inception and on a recurring basis, the Company utilizes the Monte Carlo simulation value model where the fair value of the earnout is the present value of a distribution of potential outcomes on a daily basis over the term of the earnout period. Private Placement Warrant Liability: The Private Placement Warrants are recognized as liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities held at fair value and adjusts the instruments to fair value at each reporting period. In determining the fair value of the Private Placement Warrant liability, the Company utilized a modified Monte Carlo simulation value model at inception and on a recurring basis. One S.r.l. Call Option: In connection with the October 2020 amended agreement with One S.r.l., the Company granted One a contingent call option to buy back the 10% ownership that the Company acquired in the 2019 One Amendment. The One S.r.l. call option was recorded as a liability held at fair value at the date of issuance and is remeasured at each subsequent reporting date with changes in fair value recorded in other income (expense) in the accompanying consolidated statements of operations. Fair value is determined using a Black-Scholes option pricing model. Convertible promissory notes: The convertible promissory notes issued in conjunction with the Company’s bridge financing arrangements from time to time were recognized at fair value at issuance and subsequent changes in fair value were recorded in the accompanying consolidated statements of operations (see Note 12). Fair value of the promissory notes is determined using a multiple scenario-based valuation method. The fair value of the hybrid instrument was determined by calculating the value of the instrument in each scenario “with” the respective conversion feature and “without”. The significant inputs used in estimating the fair value of the

F-11 convertible promissory notes include the estimated discount rate, expected term, and the outcome probability with respect to each scenario. Cash Equivalents The Company considers all short-term, highly liquid investments with original maturities of 90 days or less at acquisition date to be cash equivalents. Cash equivalents, which consist of money market accounts purchased with original maturities of less than 90 days from the date of purchase, are stated at fair value. Accounts Receivable The Company extends credit to customers based upon contractual terms or its evaluation of the customer’s financial condition. Customer accounts receivable are stated at amounts due net of applicable discounts and other contractual adjustments as well as an allowance for expected credit losses. The Company assesses the need for an allowance for expected credit losses based upon currently expected credit losses (“CECL”) by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's ability to pay its obligation and the condition of the general economy and the industry as a whole. The Company will write off accounts receivable when the Company determines that they are uncollectible. The Company has not historically experienced any collection issues or significant credit losses. Based on historical receipts and collections history, management has determined that an allowance for expected credit losses is not necessary at December 31, 2022 or 2021, respectively. Government Grants The Company recognizes grants from governmental agencies in other income on the consolidated statements of operations, gross of the expenditures that were related to the underlying project being co-funded by the grant, when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and payments under the grant will be received. The Company evaluates the conditions of each individual grant as of each reporting period to ensure that the Company has reached reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant payment will be received as a result of meeting the necessary conditions. The Company has been awarded grants from government agencies in Italy for certain capital expenditures and expenses incurred for research and development work performed under specified programs conducted in Italy. The Company submits qualifying expenses and capital purchases for reimbursement under each specified program, which occurs after the Company has made the capital purchases and/or incurred the research and development costs. The Company records a grant receivable upon incurring such expenses, as approval and reimbursement are considered to be perfunctory once the qualifying program has been approved. Government grants are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Specifically, grant income related to research and development costs is recognized as such expenses are incurred. Research and development costs that were incurred prior to the approval of a qualifying program are recognized as grant income immediately upon approval of the program by the grantor. Grant income related to qualifying capital purchases is recognized in proportion to the depreciation expense incurred on the underlying assets. Deferred income related to capital purchases for which grant income will be recognized beyond twelve months from the balance sheet date is classified as long-term deferred income on the consolidated balance sheets and amortized to other income, net, over the same life of the related asset. Inventory The Company manufactures its own super-absorbent hydrogels used in Plenity® and other product candidates out of its own manufacturing facilities located in Italy. The packaging of the hydrogels is currently outsourced to contract packaging organizations for commercial purposes. Inventories comprise raw materials, including raw materials for packaging components, work-in-process, and finished goods, which are goods that are available for sale. The Company states inventory at the lower of cost or net realizable value with the cost based on the first-in, first-out method. If the Company identifies excess, obsolete or unsalable items, it writes down its inventory to its net realizable value in the period in which the impairment is identified. These adjustments are recorded based upon various factors related to the product, including the level of product manufactured by the Company, the level of product in the distribution channel, current and projected demand, the expected shelf-life of the product and firm inventory purchase commitments. Significant shipping and handling costs incurred for inventory purchases are included in inventory and costs incurred for product shipments are recorded in cost of goods sold as incurred. Property and Equipment

F-12 Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred whereas major betterments are capitalized as additions to property and equipment. Depreciation and amortization begin at the time the asset is placed in service, and are recorded using the straight-line method over the estimated useful lives, as follows: Asset Category Useful Lives Computer equipment and software 1 – 3 years Laboratory and manufacturing equipment 2.5 – 8.3 years Leasehold improvements 5 – 10 years, or the remaining term of lease, if shorter Buildings and land improvements 18 – 20 years Land Not depreciated Impairment of Long-Lived Assets The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to the undiscounted expected future cash flows the assets are expected to generate and recognizes an impairment loss equal to the excess of the carrying value over the fair value of the related asset. There were no indicators of impairment as of and for the years ended December 31, 2022 and 2021, respectively. Intangible Assets Intangible assets with estimable useful lives, or definite-lived intangibles, are carried at cost and are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment upon certain triggering events. We routinely review the remaining estimated useful lives of definite-lived intangible assets. If we reduce the estimated useful life assumption, the remaining unamortized balance is amortized over the revised estimated useful life. Redeemable Convertible Preferred Stock The Company has classified redeemable convertible preferred stock as temporary equity in the consolidated balance sheets due to certain change in control clauses that are outside of the Company’s control, including liquidation, sale, or transfer of control of the Company, as holders of the redeemable convertible preferred stock could cause redemption of the shares in these situations. The Company accretes the carrying values of the classes of redeemable convertible preferred stock that are mandatorily redeemable to the redemption values. The Company does not accrete the carrying values of the classes of redeemable convertible preferred stock that are not mandatorily redeemable to the redemption values since a liquidation event, sale, or transfer is not considered probable. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only if and when it becomes probable that such a liquidation event will occur. Noncontrolling Interests The Company recognizes noncontrolling interest related to VIEs, in which the Company is the primary beneficiary, as temporary equity in the consolidated financial statements separate from the shareholders’ equity. Changes in the shareholders’ ownership interest in a subsidiary that do not result in deconsolidation are treated as equity transactions if the parent entity retains its controlling financial interest. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. Leases The Company determines if an arrangement is a lease at contract inception under ASC 842 – Leases. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. The Company recognizes operating lease assets and liabilities at the commencement date of the lease based upon the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As the discount rate implicit in the leases was typically not readily determinable, the Company utilized the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment, the incremental borrowing rate (IBR). The Company has elected to apply the practical expedient to account for lease and non-lease components as a single lease component for new and modified leases commencing after adoption election. The Company has also elected not to recognize leases with an initial

F-13 term of 12 months or less on the consolidated balance sheets, instead, those lease payments are recognized in the consolidated statements of operations on a straight-line basis over the lease term. Revenue Recognition Product Revenue The Company commercializes Plenity in the U.S. markets principally through synergistic partnerships with online pharmacies and telehealth providers, which in turn sell Plenity directly to patients based on prescriptions. Outside the U.S., the Company primarily seeks collaborations with strategic partners to market Plenity and obtain necessary regulatory approvals as necessary. Product revenue is recognized by the Company in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services when the customer obtains control of the product, which occurs at a point in time, when the product is received by the Company's customers. Reserves for Variable Consideration Revenues from product sales are recorded as product revenue at the net sales price (transaction price), which includes estimates of variable consideration that are reimbursable to customers for which reserves are established and which result from (a) shipping charges to end-users, (b) pharmacy dispensing and platform fees, (c) merchant and processing fees, (d) promotional discounts offered by the Company to end-users, and (e) reserves for expected product quality returns. These reserves for contractual adjustments are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable (if the amount is payable to the customer) or a current liability (if the amount is payable to a party other than the customer). Where appropriate, these estimates take into consideration a range of possible outcomes that are probability-weighted for relevant factors such as the Company's historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Overall, these reserves reflect the Company's best estimates of the amount of consideration to which the Company is entitled based on the terms of the contract(s). The amount of variable consideration that is included in the transaction price may be constrained and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the Company's estimates. If actual results in the future vary from the Company's estimates, the Company will adjust these estimates, which would affect net product revenue and earnings in the period such variances become known. The Company has no plan to seek government or commercial payor reimbursements in the US or the overseas markets. Therefore, reserves for variable consideration do not contain any components related to government and payor rebates or chargebacks. Product Returns The Company generally does not accept customer returns, except for product quality related cases. The Company evaluates quality related returns and adjusts the corresponding product warranty reserves and liabilities at least quarterly and at the end of each reporting period. License and Collaboration Revenues The Company recognizes revenue from product sales and collaboration arrangements in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it expects to be entitled to in exchange for the goods or services it transfers to the customer. Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available, and whether the goods or services are integral or dependent to other goods or services in the contract. For performance obligations which consist of the Company’s materials, shipping and distribution activities occur prior to the transfer of control of the Company’s materials and are considered activities to fulfill the Company’s promise to deliver goods to the customers.

F-14 The Company has entered and anticipates to enter future license, collaboration and/or distribution agreements, which are within the scope of ASC 606, to manufacture and commercialize product(s). The terms of these agreements typically contain multiple promises or obligations, which may include: (i) manufacturing and supply of covered products, and (ii) regulatory support activities to be provided to the collaboration partner relating to the covered product(s). Payments to the Company under these agreements may include payments based upon the achievement of certain milestones and royalties on any resulting net product sales. The Company first evaluates collaboration arrangements to determine whether the arrangement (or part of the arrangement) represents a collaborative arrangement pursuant to ASC Topic 808, Collaborative Arrangements, based on the risks and rewards and activities of the parties pursuant to the contractual arrangement. The Company accounts for collaborative arrangements (or elements within the contract that are deemed part of a collaborative arrangement), which represent a collaborative relationship and not a customer relationship, outside the scope of ASC 606. The Company's collaborations primarily represent revenue arrangements. The Company uses judgment to determine whether milestones or other variable consideration, except for sales-based royalties, should be included in the transaction price. The transaction price is allocated to each performance obligation on a relative standalone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. The Company utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. There were no performance obligations to be satisfied over time for recognition purposes as of and for the years ended December 31, 2022 and 2021, respectively. Amounts received prior to revenue recognition are recorded as deferred income. Amounts expected to be recognized as revenue within the year following the balance sheet date are classified as current portion of deferred income in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the twelve months following the balance sheet date are classified as deferred income, net of current portion. Amounts recognized as revenue, but not yet received or invoiced are generally recognized as contract assets. Cost of goods sold Cost of goods sold includes the cost of manufacturing our proprietary superabsorbent hydrogels for Plenity for which revenue was recognized during the period, as well as the associated costs for encapsulation, packaging, shipment, supply management and quality assurance. Expenses from royalty agreements on net product sales are also recognized as a component of cost of goods sold during the period in which the associated revenues are recognized. A portion of depreciation with respect to property and equipment directly utilized in manufacturing Plenity units is recognized as a component of cost of goods sold over the depreciable life of the asset. If the Company identifies excess, obsolete or unsalable inventory items, it writes down these to their net realizable values in the period in which the impairment is identified with corresponding charges to cost of goods sold in the consolidated statements of operations. These adjustments are recorded based upon various factors related to the product, including the level of product manufactured by the Company, the level of product in the distribution channel, current and projected demand, the expected shelf-life of the product and firm inventory purchase commitments. Selling, General and Administrative Costs Selling, general and administrative costs are expensed as incurred. Selling, general and administrative costs include sales and marketing costs incurred as a result of the commercialization of the Company’s products, payroll and personnel expense, stock-based compensation expense, and costs of programs and infrastructure necessary for the general conduct of the Company’s business. Research and Development Costs Research and development costs are expensed as incurred. Research and development costs include payroll and personnel expense, stock-based compensation expense, consulting costs, external contract research and development expenses, as well as depreciation and utilities. Prepaid research and development costs are deferred and amortized over the service period, as the services are provided. Stock-Based Compensation The Company’s stock-based compensation consist primarily of stock options and restricted stock units. The measurement date for share-based awards is the date of grant, and stock-based compensation costs are recognized as expense over the respective requisite service periods, which are typically the vesting period. The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option-pricing model that requires management to apply judgment and make estimates, including:

F-15 • exercise price: The exercise price is the fair market value on grant date, which shall mean the closing sale price of common stock, as reported on such market on that date (or if there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations); • expected volatility: As the Company was previously a privately-owned company, there is not sufficient historical volatility for the expected term of the options. Therefore, the Company used an average historical share price volatility based on an analysis of reported data for a peer group of comparable companies for which historical information is available. For these analyses, the Company selects companies with comparable characteristics to itself including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of its stock-based awards. The Company intends to consistently apply this process using representative companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available; • risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption; • expected term, which is calculated using the simplified method, as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, as the Company has insufficient historical information regarding its stock options to provide a basis for an estimate. Under this approach, the weighted-average expected life is presumed to be the average of the contractual term of ten years and the weighted-average vesting term of the stock options, taking into consideration multiple vesting tranches; • dividend yield, which is zero based on the fact that the Company never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. Stock-based compensation costs for non-employees are recognized as expense over the vesting period. Stock-based compensation expense is classified in the consolidated statements of operations based on the function to which the related services are provided. Forfeitures are recorded as they occur. Income Taxes The consolidated financial statements reflect provisions for federal, state, local and foreign income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using rates anticipated to be in effect when such temporary differences reverse. A change in tax rates is recognized in income in the period of the enactment date. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company also assesses the probability that the positions taken or expected to be taken in its income tax returns will be sustained by taxing authorities. A “more likely than not” (more than 50%) recognition threshold must be met before a tax benefit can be recognized. Tax positions that are more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position, are reflected in the Company’s consolidated financial statements. Tax positions are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. Foreign Currency Translation The financial statements of each of the Company’s subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders’ equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity. Foreign currency transaction gains and losses are included in other (expense) income, net in the results of operations. Concentrations of Credit Risk and Off -Balance-Sheet Risk The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash and cash equivalents, investments, accounts receivable and unbilled account receivables.

F-16 The Company’s cash balances, trade receivables, and grants receivable subject the Company to significant concentrations of credit risk. Periodically, the Company maintains deposits in government insured financial institutions in excess of government insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash. The Company’s grants receivable are due from government agencies, which the Company believes to have high credit quality. The Company has a limited number of commercial customers. The Company monitors the creditworthiness of customers to whom it grants credit terms and has not experienced any credit losses. Earnings (Loss) per Share The Company computes basic earnings (loss) per share by dividing income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the “two-class method”). The Company's restricted stock and various series of preferred stock participate in dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. The Company computes diluted earnings (loss) per share after giving consideration to the dilutive effect of stock options and warrants that are outstanding during the period, except where such non-participating securities would be anti-dilutive. Segment Information Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief operating decision maker view the Company’s operations and manage its business as one operating segment. Geographically, the Company operates out of the U.S. and Italy. The corporate headquarters including the core functions of sales and marketing, medical affairs, research and development and general and administrative are located in the U.S., while substantially all of the Company’s manufacturing facilities and operations physically reside in Italy. Effect of Recently Issued Pronouncements In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). The amendments in ASU 2020-01 clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815, which could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2020-01 as of January 1, 2022 and the adoption of this standard did not have a material impact on the consolidated financial statements and related disclosures. In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendments in ASU 2020-06 include guidance on convertible instruments and the derivative scope exception for contracts in an entity’s own equity and simplifies the accounting for convertible instruments which include beneficial conversion features or cash conversion features by removing certain separation models in Subtopic 470-20. Additionally, ASU 2020-06 will require entities to use the “if- converted” method when calculating diluted earnings per share for convertible instruments. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted ASU 2020-06 as of January 1, 2022 and the adoption of this standard did not have a material impact on the consolidated financial statements and related disclosures. In May 2021, the FASB issued ASU 2021-04 , Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity- Classified Written Call Options. The guidance in ASU 2021-04 requires the issuer to treat a modification of an equity-classified written call option that does not cause the option to become liability-classified as an exchange of the original option for a new option. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the option or as termination of

F-17 the original option and issuance of a new option. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted ASU 2021-04 as of January 1, 2022 and the adoption of this standard did not have a material impact on the consolidated financial statements and related disclosures. 3. Business Combination and Reverse Recapitalization As discussed in Note 1, on January 13, 2022, the Company consummated the Business Combination pursuant to the Business Combination Agreement with CPSR dated July 19, 2021, as amended on November 8, 2021 and December 30, 2021. Concurrently with the execution of the Business Combination Agreement, CPSR entered into subscription agreements with certain investors (the “PIPE Investors”). Pursuant to the subscription agreements, the PIPE Investors purchased an aggregate of 9,000,000 shares of CPSR’s Class A common stock (the “PIPE Investment”) in a private placement at a price of $10.00 per share for an aggregate purchase price of $90.0 million. The PIPE Investment was consummated in connection with the closing. On December 30, 2021, CPSR entered into a backstop agreement (the “Backstop Agreement”) with certain investors (the “Backstop Investors”). Pursuant to the Backstop Agreement, the Backstop Investors purchased an aggregate of 744,217 shares of CPSR’s Class A common stock (“Backstop Purchase Shares”) in a private placement at a price of $10.00 per share for an aggregate purchase price of $7.4 million. Additionally, CPSR issued the Backstop Investors 1,983,750 shares of CPSR Class A common stock as additional consideration. The Backstop Agreement was consummated in connection with the closing. The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CPSR, who was the legal acquirer, was treated as the acquired company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Gelesis issuing stock for the net assets of CPSR, accompanied by a recapitalization. In connection with the Business Combination, aggregate transaction costs of $37.2 million were incurred, consisting of underwriting, legal, and other professional fees, of which $22.3 million were direct transaction costs incurred by CPSR, $9.5 million were assumed liabilities from CPSR, and $5.4 million were transaction costs incurred by Legacy Gelesis. Of the Legacy Gelesis transaction costs, $2.7 million was allocated to the Earnout Shares and expensed upon the Closing, based on the relative fair value of the Earnout Shares as compared to the other newly issued instruments as part of the Business Combination. The remaining transaction costs were recorded within additional paid-in capital on the accompanying consolidated financial statements. The following table summarizes the net proceeds from the Business Combination, as reconciled to the accompanying consolidated statements of noncontrolling interest, redeemable convertible preferred stock and stockholder’s equity (deficit) and the consolidated statements of cash flows (in thousands): Amount Cash - CPSR trust and cash (net of redemptions) $ 7,558 Cash - PIPE Investment 90,000 Cash - Backstop Agreement 7,442 Gross proceeds $ 105,000 Less: transaction costs, advisory fees and liabilities paid (34,522) Net proceeds from the Business Combination $ 70,478 Immediately prior to closing of the Business Combination, Legacy Gelesis common stock was split according to the exchange ratio of 2.59, which was determined pursuant to the Business Combination Agreement and based on Legacy Gelesis’ implied price per share prior to the Business Combination. Upon closing of the Business Combination, holders received shares of common stock of the Company on a one-to-one basis. For periods prior to the Business Combination, in the accompanying consolidated financial statements, the reported share and per share amounts have been retroactively converted (“Retroactive Application of Recapitalization”) by applying the exchange ratio. The consolidated assets, liabilities and results of operations prior to the Business Combination are those of Legacy Gelesis. Immediately prior to the closing of the Business Combination, Legacy Gelesis redeemable convertible preferred stock converted into Legacy Gelesis common stock and was subsequently split according to the exchange ratio of 2.59. Upon closing of the Business Combination, holders received shares of common stock of the Company on a one-to-one basis. Immediately prior to the closing of the Business Combination, Legacy Gelesis stock options and restricted stock units (“RSU”) were split according to the exchange ratio of 2.59. Upon closing of the Business Combination, holders of Legacy Gelesis stock options

F-18 received a stock option to purchase shares of the Company’s common stock on a one-to-one basis and holders of Legacy Gelesis RSUs received RSUs of the Company on a one-to-one basis. Immediately prior to the closing of the Business Combination, Legacy Gelesis redeemable preferred stock warrants were converted into Legacy Gelesis common warrants and were subsequently split according to the exchange ratio of 2.59. Upon closing of the Business Combination, holders received rollover common stock warrants of the Company on a one-to-one basis. Immediately prior to the closing of the Business Combination, Legacy Gelesis common warrants were split according to the exchange ratio of 2.59. Upon closing of the Business Combination, holders received rollover common stock warrants of the Company on a one- to-one basis. The number of shares of common stock issued and outstanding immediately following the consummation of the Business Combination was as follows: Common Stock CPSR Public Stockholders 755,223 CPSR Sponsor Stockholders 4,916,250 Total CPSR Stockholders 5,671,473 Common stock issued to Gelesis Legacy Equityholders 54,814,847 Common stock issued to PIPE Investors and Backstop Agreement 11,727,967 Total common stock immediately after Closing 72,214,287 Earnout Shares In addition, each holder of Legacy Gelesis common stock, Legacy Gelesis options and Legacy Gelesis warrants will receive a pro rata portion of up to 23,482,845 restricted earnout shares of Gelesis Holding’s common stock, which will be issued and vest in equal thirds if the trading price of the Company’s common stock is greater than or equal to $12.50, $15.00 and $17.50, respectively, for any twenty (20) trading days within any thirty (30)-trading day period on or prior to the date that is five years following the close of the Business Combination and will also vest in connection with any change of control transaction with respect to the Company if the applicable thresholds are met in such change of control transaction during the earnout period (each a “Triggering Event”). The Company determined 18,758,241 earnout shares are considered a contingent consideration arrangement in accordance with ASC 815, and recorded a liability upon the closing of the Business Combination of $58.9 million (see Note 14). The Company determined the remaining 4,724,604 earnout shares, which pertain to Legacy Gelesis equity awards, are incremental compensation in accordance with ASC 718 and equity classified. The total fair value of incremental compensation cost at the close of Business Combination was $14.8 million which will be expensed according to the vesting terms of the original underlying equity awards. The total incremental compensation cost, pertaining to Legacy Gelesis equity awards which had previously vested, was $11.4 million, of which $7.0 million and $4.4 million was recognized immediately following the close of the Business Combination as expense in selling, general and administrative expense and research and development expense, respectively, in the accompanying consolidated statements of operations. Public Warrants and Private Placement Warrants Upon the closing of the Business Combination, the Company assumed 13,800,000 Public Warrants and 7,520,000 Private Placement Warrants. The Company determined the Public Warrants qualified as equity instruments in accordance with ASC 815 and reclassified the Public Warrants from liability to equity classification and the carrying value of $7.1 million was transferred to APIC on the accompanying consolidated balance sheets. The Company determined the Private Placement Warrants met the definition of a liability under ASC 815 and recorded a liability reflecting the fair value of the Private Placement Warrants of $8.1 million. See Note 13 and Note 15 for further information on the Private Placement and Public Warrants, respectively.

4. Fair Value Measurements

Assets and liabilities that are measured at fair value on a recurring basis, and the level of the fair value hierarchy utilized to determine such fair values, consisted of the following at December 31, 2022 (in thousands):

		Fair Value Measurements		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset:				
Interest rate swap contract (see Note 12)	$ 800	$ —	$ 800	$ —
Liabilities:				
Convertible promissory notes (see Note 12)	27,403	—	—	27,403
Earnout liability (see Note 14)	563	—	—	563
Private placement warrant liability (see Note 13)	130	—	—	130
One S.r.l. call option (see Note 11)	674	—	—	674
Total liabilities measured at fair value	$ 28,770	$ —	$ —	$ 28,770

Liabilities that are measured at fair value on a recurring basis, and the level of the fair value hierarchy utilized to determine such fair values, consisted of the following at December 31, 2021 (in thousands):

		Fair Value Measurements		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Convertible promissory notes (see Note 12)	$ 27,128	$ —	$ —	$ 27,128
Legacy Gelesis preferred stock warrants (see Note 13)	15,821	—	—	15,821
One S.r.l. call option (see Note 11)	2,416	—	—	2,416
Total liabilities measured at fair value	$ 45,365	$ —	$ —	$ 45,365

The following table presents a summary of the changes in the fair value of the Company's Level 3 financial instruments during the years ended December 31, 2022 and 2021, respectively (in thousands):

	Convertible Promissory Notes	Legacy Gelesis Redeemable Preferred Stock Warrants Liabilities	One S.r.l. Call Option	Earnout Liability	Private Placement Warrant Liability
Balance at December 31, 2020	$ —	$ 12,099	$ 1,545	$ —	$ —
Exercise of warrants	—	(3,924)	—	—	—
Issuance of convertible promissory notes	27,000	—	—	—	—
Changes in fair value	128	7,646	1,024	—	—
Foreign currency translation adjustment	—	—	(153)	—	—
Balance at December 31, 2021	$ 27,128	$ 15,821	$ 2,416	$ —	$ —
Assumed upon Business Combination	—	—	—	—	8,140
Recognized upon Business Combination	—	—	—	58,871	—
Issuance of convertible promissory notes	25,000	—	—	—	—
Changes in fair value	2,559	926	(1,462)	(58,308)	(8,010)
Foreign currency translation adjustment	—	—	(280)	—	—
Conversion and exchange upon Business Combination	—	(16,747)	—	—	—
Settlement	(27,284)	—	—	—	—
Balance at December 31, 2022	$ 27,403	$ —	$ 674	$ 563	$ 130

There were no transfers into or out of level 3 instruments and/or between level 1 and level 2 instruments during the years ended December 31, 2022 and 2021, respectively. The fair value of the interest rate swap contract is determined based on quoted prices in markets that are not active for which significant inputs are observable either directly or indirectly and thus represents a level 2 measurement. The fair value measurement of the convertible promissory notes, Legacy Gelesis preferred stock warrant liability, One

F-19

S.r.l. call option liability, earnout liability and private placement warrant liability utilized inputs not observable in the market and thus represents a Level 3 measurement.

5. Product Revenue and Reserve and Allowances

The Company sells the Product principally to a limited number of customers consisting of telemedicine and online pharmacies, that in turn resell the Product to consumers.

Revenue for the years ended December 31, 2022 and 2021 consisted of the following (in thousands):

	Years Ended December 31, 2022		Years Ended December 31, 2021	
Roman Health Pharmacy LLC	$	19,957	$	9,630
GoGoMeds		5,601	$	1,437
CMS		—		118
Total	$	25,558	$	11,185

Roman Health Pharmacy LLC ("Ro")

In August 2019, the Company entered into a two-year exclusive supply and distribution agreement with Ro, giving Ro exclusive distributor rights to sell the Product via telehealth platforms in the United States. The Company began shipping products to Ro in May 2020 on consignment basis, under which the Company retained legal title to the units shipped on consignment and recognized revenue based on units subsequently shipped by Ro to end-users.

In January 2021, the Company amended and restated the agreement with Ro ("Ro agreement"). Pursuant to the amended and restated Ro agreement, the Company received $10.0 million of cash as a pre-buy commitment for Product which was recorded to current deferred income in the accompanying consolidated balance sheets. Additionally, the amended and restated agreement ended the consignment arrangement with Ro and the Company no longer retained control of any units shipped to Ro under the amended terms. Henceforth, all products shipped to Ro are immediately recognized as revenue upon the transfer of physical control.

In July 2021, the Company executed a second amended and restated agreement with Ro, under which the Company received $30.0 million of cash as a second pre-buy commitment for the Product, which was recorded to current deferred income in the accompanying consolidated balance sheets. Additionally, the Company extended Ro's exclusive period by approximately one year through July 1, 2023. Upon expiration of the exclusive period as amended, the exclusive right and license under the agreement shall automatically convert to non-exclusive for the remainder of term of the agreement unless further extended. The agreement may be terminated by mutual agreement after the exclusive period expired.

On June 14, 2022, the Company entered into a third Amended and Restated Supply and Distribution Agreement with Ro, pursuant to which the parties amended their previous agreement that granted Ro exclusive telehealth distributor rights to sell Plenity in the United States in the mail order/online pharmacy channel. Pursuant to the amendment, the Company received $15.0 million in cash from Ro as a pre-buy commitment to purchase units of Plenity, which was recorded to deferred income upon receipt in the accompanying consolidated balance sheets.

During the years ended December 31, 2022 and 2021, the Company recognized net product revenue of $20.0 million and $9.6 million, respectively, under the Ro agreement as amended. At December 31, 2022 and December 31, 2021, the Company recorded current deferred income with respect to the Ro agreement aggregated $25.9 million and $31.0 million, respectively, in the accompanying consolidated balance sheets.

GoGoMeds ("GGM")

In February 2020, the Company entered into a two-year exclusive distribution agreement with GGM, giving GGM exclusive distributor rights to all online and mail orders generated in the United States, except those via telehealth. GGM submits purchase orders as needed to Cardinal Health and Cardinal Health ships to GGM. Once GGM has accepted the delivered Product, GGM takes control of the Product and the Company is entitled to payment. The Company began shipping products to GGM in May 2020. The Company recognizes revenue based on units shipped to GGM and upon transfer of physical control.

During the years ended December 31, 2022 and 2021, the Company recognized $5.6 million and $1.4 million net product revenue, respectively. At December 31, 2022 and December 31, 2021, the Company recorded an accounts receivable with respect to GGM aggregated $1.1 million and $0.7 million, net of reserves and allowances, respectively, in the accompanying consolidated balance sheets.

F-20

CMS Bridging DMCC ("CMS")

In June 2020, the Company and CMS Bridging DMCC ("CMS") entered into a set of licensing, collaboration, and investing agreements ("CMS Agreements") involving the license of the Company's intellectual property ("IP") to CMS in Singapore and Greater China (the "CMS Territory") and governing the supply of product from the Company to CMS for sale in the CMS Territory, together with an agreement for CMS to invest in the Company's Series Growth 3 & 4 Preferred Shares.

Under the terms of the CMS Agreement, the Company granted CMS an exclusive, transferable, sub-licensable, and royalty-bearing license of the Company's IP to develop, import, register, manufacture, and commercialize the Product, whether through online sales channels or offline sales channels during the term of the agreement. The agreement can be terminated earlier by mutual agreement of the parties. In accordance with the CMS Agreement, all legal and beneficial ownership of (i) all IP rights relating to the Products (including any data generated from the use of the Products and other improvements) and (ii) all of the information provided or generated under the agreement or otherwise related to the Products shall both ultimately belong to and remain vested with the Company. CMS must purchase the Product from the Company at a markup of the Company's cost of goods sold.

As consideration for the rights and licenses granted by the Company to CMS under the agreement, CMS paid the Company a one-time, non-refundable and non-creditable upfront fee of $15.0 million and is required to pay a one-time, non-refundable, and non-creditable milestone payment of $5.0 million within thirty days after the earlier of (i) the approval of marketing authorization as a prescription product by the National Medical Products Administration, and (ii) the fifth anniversary of the agreement's effective date. The CMS Agreement also contains commercial milestones due to the Company based on the achievement of annual net product revenue thresholds in the CMS Territory. Additionally, CMS shall pay the Company royalties on net sales of all products in the CMS Territory commencing January 1, 2022 through the expiration date of the agreement.

The Company determined that the only performance obligation present was the licensing of the Product in the CMS Territory. The transactions price consisted of the $15.0 million upfront payment and the discounted time-based milestone of $3.7 million with the difference of $1.3 million accreted as interest income over five years with the remaining balance being accreted in full upon the approval of the marketing authorization as a prescription product if achieved prior to the end of the five years. The IP license granted to CMS represents a right to use the IP and therefore was recognized at a point in time, which was determined to be the effective date of the agreements.

On August 4, 2022, the Company amended the CMS Agreement, under which the one-time regulatory approval milestone payment of $5.0 million provided for in the original agreement became immediately payable. Additionally, the amendment expands the CMS Territory to include Brunei, Myanmar, Cambodia, Timor-Leste, Indonesia, Laos, Malaysia, the Philippines, Thailand and Vietnam and provides that the minimum annual royalty term for CMS Territory will commence January 2024 (rather than January 2022 as previously provided under the original CMS Agreement). The Company also issued to CMS a warrant to purchase up to 400,000 shares of common stock, par value $0.0001 per share, at an exercise price of $0.01 per share. The discounted one-time regulatory approval milestone, which had a carrying value of $4.2 million and $4.1 million as of August 4, 2022 and December 31, 2021, was fully collected upon execution of the CMS amendment.

As a result of the 2022 amendment, during the year ended December 31, 2022, the Company recognized licensing revenue of $0.2 million representing incremental consideration received by the Company for the additional territories granted to CMS in the accompanying consolidated statement of operations, and $0.6 million of additional paid-in capital representing the fair value of the common stock warrants in the accompanying consolidated balance sheet. The sales-based royalties and other commercial milestones will only be recognized in the periods in which the applicable subsequent sales occur.

Reserves and Allowances

The following table summarizes the activity in the product revenue reserve and allowances during the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Balance at January 1,	$ 82	$ 14
Provision related to product sales	1,889	522
Credits and payments made	(1,949)	(454)
Balance at December 31,	$ 22	$ 82

At December 31, 2022 and 2021, product related reserve and allowances comprised solely contractual adjustments owed to the Company's telehealth and online pharmacy partners, which were netted to accounts receivable in the Company's consolidated balance sheets for the year. Through December 31, 2022, there had been no product related reserves or allowances owed to other parties, including the federal and state governments or their agencies.

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6. Inventories

Inventories consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Raw materials	$ 9,549	$ 8,074
Work in process	4,695	2,643
Finished goods	5,955	2,786
Inventories, gross	20,199	13,503
Less: inventory reserves	(13,334)	—
Total inventories	$ 6,865	$ 13,503

In January 2023, the Company submitted a 510(k) application with the FDA to change the classification of Plenity from prescription only to OTC, which, if cleared by the FDA, would make Plenity available to consumers without the need for a prescription. If Plenity is approved by the FDA as an OTC weight management aid, a portion of finished goods and raw material inventories with Rx labeling and marking information would become obsolete. Additionally, finished goods and work-in-process inventories with expiration dates ranging between July 2023 and March 2024 are subject to shelf-life limitations.

As of December 31, 2022, the Company estimated that approximately $5.0 million finished goods, $4.5 million work-in-progress and $3.8 million raw material inventories wouldn't be sold or utilized. Therefore, the Company recorded an aggregate $13.3 million excess and obsolescence inventory reserves as a component of inventories on the accompanying consolidated balance sheet as of December 31, 2022.

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Prepaid expenses	$ 314	$ 982
Prepaid insurance	268	55
Prepaid manufacturing expenses	—	2,624
Prepaid contract research costs	189	262
Research and development tax credit	567	579
Value added tax receivable	2,036	5,633
Deferred financing costs	—	3,855
Income tax receivable	203	213
Investment tax credit	1,050	—
Prepaid expenses and other current assets	$ 4,627	$ 14,203

8. Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Laboratory and manufacturing equipment	$ 29,944	$ 28,101
Land and buildings	10,673	10,404
Leasehold improvements	1,525	1,614
Computer equipment and software	811	463
Capitalized software	232	228
Construction in process	24,287	22,097
Property and equipment – at cost	67,472	62,907
Less accumulated depreciation	(8,137)	(4,392)
Property and equipment – net	$ 59,335	$ 58,515

The Company owns and operates commercial manufacturing and research and development facilities in Italy, including a 51,000 square foot facility, which the Company expects to further expand to an 88,600 square foot facility, as well as approximately 12 acres of land, where the Company owns land to develop an additional 207,000 square foot facility. Both facilities are near the Town of Lecce in the Puglia region of Italy. Property and equipment classified as construction in process at December 31, 2022 and December 31, 2021 are related to the development of manufacturing lines that have not yet been placed into service at December 31, 2022 and December 31, 2021, respectively.

F-22

F-23 Depreciation expense was approximately $3.2 million and $1.5 million for the years ended December 31, 2022 and 2021, respectively. 9. Accrued Expenses Accrued expenses and other current liabilities consisted of the following (in thousands): December 31, 2022 2021 Accrued payroll and related benefits $ 1,550 $ 1,384 Accrued professional fees and outside contractors (including due to related party of $153 and $60, respectively) 3,521 4,359 Accrued property, plant and equipment additions 378 1,257 Accrued inventory and manufacturing expense 1,020 128 Unpaid portion of One S.r.l. equity acquisition (see Note 11) 2,656 5,604 Tax payables 543 145 Deferred legal fees 738 738 Accrued interest 62 45 Total accrued expenses $ 10,468 $ 13,660 10. Other Long-Term Liabilities Other long-term liabilities consisted of the following (in thousands): December 31, 2022 2021 Long-term tax liabilities $ 224 $ 182 One S.r.l. call option (see Note 11) 674 2,416 Contingent loss for research and development tax credits — 2,990 Total other long-term liabilities $ 898 $ 5,588 11. Significant Agreements Puglia 1 Grant In May 2020, the Company was awarded a grant by the Puglia region of Italy as an incentive to manufacture and carry out research and development activities in Italy (“PIA 1 Grant”). with the key underlying activity being the development of the commercial facility to expand production capacity for the Product. The PIA 1 Grant provides funding of up to €5.3 million (approximately $5.7 million at December 31, 2022) as reimbursement for certain facility and equipment investments in the Company’s manufacturing facility in Calimera, Italy, and up to €3.9 million (approximately $4.2 million at December 31, 2022) as reimbursement for certain research and development expenditures over a three-year period. The Company is required to adhere to standard workplace safety regulations and local laws in Italy and is not permitted to physically move the reimbursed assets from the Puglia region for five years from the project completion date of May 2023. The Company has concluded that income recognition is appropriate as it is reasonably assured that it will comply with all the conditions of the grant and the proceeds from the grant for costs incurred to date will be received. The following table represents amounts recognized on the consolidated statements of operations for the years ended December 31, 2022 and 2021 and on the consolidated balance sheets at December 31, 2022 and 2021 in relation to the Puglia 1 Grant (in thousands): December 31, 2022 2021 PIA 1 Grant income $ 756 $ 465 Income attributable to R&D expense 71 220 Income attributable to investments in facilities and equipment 694 246 Proceeds 6,261 — Grant receivable 3,237 5,439 Deferred income 5,001 6,449 Current portion of deferred income 771 858 Puglia 2 Grant In November 2020, the Company was awarded a second grant by the Puglia region of Italy as an incentive to manufacture and carry out research and development activities in Italy (“PIA 2 Grant”), with the key underlying activity being the development of a second manufacturing line at the commercial facility to expand production capacity for the Product, and research and development activities targeting new gastrointestinal health indications. The PIA 2 Grant provides funding of up to €3.3 million (approximately $3.5 million at December 31, 2022) as reimbursement for certain facility and equipment investments in the Company’s manufacturing facility in

F-24 Calimera, Italy, and up to €8.3 million (approximately $8.9 million at December 31, 2022) as reimbursement for certain research and development expenditures over a three-year period. The Company is required to adhere to standard workplace safety regulations and local laws in Italy and is not permitted to physically move the reimbursed assets from the Puglia region for five years from the project completion date of November 2023. The Company has concluded that income recognition is appropriate as it is reasonably assured that it will comply with all the conditions of the grant and the proceeds from the grant for costs incurred to date will be received. The following table represents amounts recognized on the consolidated statements of operations for the years ended December 31, 2022 and 2021 and on the consolidated balance sheets at December 31, 2022 and 2021 in relation to the Puglia 2 Grant (in thousands): December 31, 2022 2021 PIA 2 Grant Income $ 1,411 $ 1,054 Income attributable to R&D expense 1,411 1,135 Income attributable to investments in facilities and equipment — — Proceeds 1,751 1,855 Grant receivable 122 3,631 Long-term grant receivable 4,732 — Deferred income 3,502 3,711 Current portion of deferred income 420 445 One S.r.l. (“One”) Amended Patent License and Assignment Agreement In October 2008 and December 2008, the Company entered into a patent license and assignment agreement and master agreement with One, the original inventor and owner of the Company’s core patents and a related party to the Company (see Notes 19 and 20), to license and subsequently purchase certain intellectual property to develop hydrogel-based product candidates. In December 2014, the Company amended and restated the patent license agreement and the master agreement into a single agreement, referred to as the amended and restated master agreement (the “2014 One Amendment”). The amended and restated master agreement would remain in effect until the expiration of the last patents covered by the agreement or until all obligations under the amended and restated master agreement with respect to payments have terminated or expired. In June 2019, the Company further amended and restated the master agreement with One (the “2019 One Amendment”). Under the 2019 One Amendment, the Company eliminated certain future commercial milestone obligations and received a reduction in the percentage of royalties the Company was required to pay on future net sales. In return, One received additional consideration consisting of new future milestones upon the commercial success of new medical indications and a contingently issuable warrant for redeemable convertible preferred stock. Additionally, the Company acquired a 10% equity interest in One in exchange for cash consideration. The Company accounted for the reduction in royalties the Company is required to pay on future net revenues that resulted from the 2019 One Amendment as an intangible asset under ASC 350, Intangibles – Goodwill and Other, which shall be amortized over its useful life, which was determined to be the earliest expiration of patents related to the underlying intellectual property in November 2028. The Company accounted for the acquisition of the 10% equity interest in One under ASC 323, Investments – Equity Method and Joint Ventures. The Company initially allocated consideration in the June 2019 transaction on a relative fair value basis in the following manner (in thousands): Consideration Cash $ 12,668 Warrants for redeemable convertible preferred stock 4,706 Fair value of total consideration $ 17,374 Assets acquired at relative fair value Intangible asset related to reduction in royalty $ 15,564 Equity-method investment 1,810 Total assets acquired $ 17,374 The Company accounted for tax impact of the acquisition of the intangible asset under ASC 740, Income Taxes, which resulted in the recognition of a deferred tax liability of $5.8 million, to account for the book-to-tax basis difference, that was applied to the initial carrying value of the intangible asset acquired. In October 2020, the Company amended and restated the agreement with One (the “2020 One Amendment”) to cancel its obligation to issue to One the warrant for redeemable convertible preferred stock agreed to in the 2019 One Amendment . In return for cancelling the warrant, One received additional consideration consisting of a commercial milestone of €6.5 million (approximately $7.0 million at December 31, 2022) upon a weight loss product reaching €2.0 billion in cumulative net sales, and certain shareholders of One were granted warrants to purchase 522,009 shares of the Company's common stock. The warrant for redeemable convertible preferred stock was remeasured prior to settlement. Additionally, the Company granted One a contingent call option to buy back the 10% ownership that the Company acquired in the 2019 One Amendment at an exercise price of €6.0 million (approximately $6.4 million at December 31, 2022). The call option is only exercisable upon (1) a change of control or a deemed liquidation event by the Company, as defined in the Company's Restated Certification of Incorporation or (2) the date in which the Company's current Chief Executive Officer is no longer affiliated with the Company in his capacity as either an executive officer or a member of the board of directors.

On August 9, 2022, the Company amended the exercise price of the One warrant holders' 1,353,062 previously issued common stock warrants from $4.26 to $1.45, in consideration for deferring payment of the remaining purchase price totaling €2.5 million (approximately $2.7 million at December 31, 2022) to acquire the 10% equity interest in One until March 31, 2023.

The Company recorded intangible asset amortization cost aggregated $2.3 million during each of the years ended December 31, 2022 and 2021. The Company recognized a loss attributable to the amendment to the Warrant Purchase Agreement of $0.3 million during the year ended December 31, 2022.

In connection with the acquisition of the 10% equity interest in One, the Company paid €2.5 million ($2.7 million) to One shareholders during the year ended December 31, 2022. The Company had remaining undiscounted payment obligations of €2.5 million and €5.0 million at December 31, 2022 and December 31, 2021, respectively ($2.7 million and $5.7 million at December 31, 2022 and December 31, 2021, respectively). The remaining payment obligation balance at December 31, 2022 and December 31, 2021 was recorded in accrued expenses in the accompanying consolidated balance sheet as it was expected to be settled within the next twelve months from the respective consolidated balance sheet dates. None of the future milestones under the amended and restated master agreement, have been met, or are deemed to be probable of being met, from inception of the One agreement, as amended and restated, through December 31, 2022.

The One S.r.l. call option was recorded as a liability held at fair value at the date of issuance and is remeasured at each subsequent reporting date with changes in fair value recorded in other income (expense) in the accompanying consolidated statements of operations. Fair value is determined using a Black-Scholes option pricing model. The significant inputs used in estimating the fair value of call option liability include the estimated fair value of the underlying stock price, expected term, risk free interest rate, and expected volatility.

The following represents a summary of the changes to the Company's One S.r.l. call option liability during the years ended December 31, 2022 and 2021, respectively (in thousands):

	Years Ended December 31,	
	2022	2021
Balance at Beginning of Period	$ 2,416	$ 1,545
Change in fair value	(1,462)	1,024
Foreign currency translation gain	(280)	(153)
Balance at the End of Period	$ 674	$ 2,416

The following weighted average assumptions were used to determine the fair value of the One S.r.l. call option liability at December 31, 2022 and December 31, 2021:

	December 31,	
	2022	2021
Expected term	4.0 years	2.0 years
Expected volatility	86.0%	62.0%
Expected dividend yield	0.0%	0.0%
Risk free interest rate	4.2%	0.70%
Estimated fair value of ownership interest	$ 1,772	$ 6,922
Exercise price of call option	$ 6,422	$ 6,806

Research Innovation Fund ("RIF") Financing

In August 2020, the Gelesis S.r.l. entered into a loan and equity agreement with RIF, an investment fund out of the EU, whereby Gelesis S.r.l. received €10.0 million (approximately $10.7 million at December 31, 2022) from RIF as an equity investment and €15.0 million (approximately $16.1 million at December 31, 2022) as a loan with a fixed interest rate of 6.35% per annum (see Note 12). The equity investment can be called by the Company, beginning in December 2023 and ending in December 2026, by paying the investment plus 15% percent annual interest. If the Company does not exercise this call option, beginning in January 2027 and ending in December 2027, RIF may put the investment to the Company at a cost of the investment amount plus 3.175% percent annual interest. The loan has a termination date of December 31, 2030 and is repayable over 8 years starting 24 months subsequent to its issuance. Any unpaid principal and interest must be repaid upon exercise of the call option by the Company, or subsequent exercise of a put option by RIF. At December 31, 2022, RIF holds approximately 20% of the equity of Gelesis S.r.l.

F-25

The Company concluded that Gelesis Inc. is the only equity investment at risk as RIF's investment is not considered equity due to the call and put options. The Company further evaluated the sufficiency of the equity at risk and concluded that given the fact that Gelesis S.r.l. had to receive the RIF investment, which represents subordinated financial support but not equity, the fair value of Gelesis Inc. equity is not sufficient to absorb its expected losses resulting from its research and development operations and business plan, rather some of its expected losses will have to be absorbed by the RIF investment.

The RIF investment is equity held by a noncontrolling interest. Since the put option does not make the equity mandatorily redeemable, and the call option is held by the Company, the noncontrolling interest is not considered mandatorily redeemable and as such, is not presented as a liability. The noncontrolling interest is therefore classified as temporary equity – noncontrolling interest, and is accounted for in accordance with ASC 810, *Consolidation*.

The noncontrolling interest is initially recorded at €10.0 million (approximately $11.3 million at transaction date, net of issuance costs of $0.4 million), the consideration allocated to the shareholder investment based on its fair value. The Company has applied ASC 810 to subsequently remeasure the noncontrolling interest, which results in no losses being attributed to the noncontrolling interest, rather, only earnings of the Gelesis S.r.l. entity based on the shareholder rights as a whole instrument. However, the noncontrolling interest shall not be reduced below the current redemption value of the put option, which represents the initial investment plus the accrued rate of return of 3.175% per annum. Adjustments to the noncontrolling interest that result from accreting the put option to its redemption value are recorded to accumulated deficit in the accompanying consolidated balance sheets.

The Company recorded the following noncontrolling interest components in the consolidated statements of noncontrolling interest, redeemable convertible preferred stock and stockholders' deficit (in thousands):

	Years Ended December 31,	
	2022	2021
Balance at Beginning of Period	$ 11,855	$ 12,429
Accretion of put option	253	376
Income allocated to noncontrolling interest holder	1,095	—
Foreign currency translation adjustment	(613)	(950)
Balance at the End of Period	$ 12,590	$ 11,855

12. Debt

The Company's non-convertible debt outstanding at December 31, 2022 and December 31, 2021, respectively, is summarized as follows (in thousands):

	December 31,	
	2022	2021
Italian Economic Development Agency Loan	331	525
Intesa Sanpaolo Loan 1	7,094	8,507
Intesa Sanpaolo Loan 2	5,352	5,672
Horizon 2020 Loan	389	486
RIF Shareholders Loan	16,055	17,015
UniCredit Loan	4,421	5,630
Total debt obligation	$ 33,642	$ 37,835
Unamortized loan discount and issuance costs	(346)	(754)
Total debt obligation carrying amount	$ 33,296	$ 37,081
Current portion	$ 7,954	$ 1,950
Long-term portion	$ 25,342	$ 35,131

Italian Economic Development Agency Loan

In May 2014, the Company entered into a loan agreement with an Italian economic development agency in connection with a grant. In February 2016, the Company received a second transfer of financing under this loan agreement. Borrowings under the loan totaled €1.2 million (approximately $1.3 million at December 31, 2022), and the loan bears interest at 0.332% per annum The Company is required to make annual principal and interest payments from January 2017 through January 2024.

Intesa Sanpaolo Loan 1

In November 2019, the Company entered into a loan agreement with Intesa Sanpaolo. Initial borrowings under the loan totaled €2.4 million (approximately $2.6 million at December 31, 2022), net of transaction costs of €0.1 million (approximately $0.1 million at December 31, 2022), and the loan bears interest at base rate of 2.3% plus the 3-month Euribor rate per annum. The Company was required to make payments of interest only on borrowings under the loan agreement on a quarterly basis through and including

F-26

F-27 October 31, 2021 (the interest only termination date), after which payments of principal in equal quarterly installments and accrued interest will be due until the loan matures on October 31, 2029. The Company pledged certain manufacturing facilities, excluding equipment, as collateral under this loan agreement. During 2020, the Company borrowed an additional €5.0 million (approxfimately $5.4 million at December 31, 2022), net of transaction costs of less than €0.1 million. The additional borrowings under the loan had the same terms and repayment schedule as the November 2019 loan. Intesa Sanpaolo Loan 2 In March 2021, the Company entered into another loan agreement with Intesa Sanpaolo for aggregate borrowings of up to €5.0 million. Borrowings under the second loan agreement upon closing and at December 31, 2022, totaled €4.8 million (approximately $5.1 million at December 31, 2022), net of transaction costs of €0.2 million (approximately $0.2 million at December 31, 2022), and the loan bears interest at a base rate of 2.75%. The Company is required to make payments of interest only on borrowings under the loan agreement on a monthly basis through March 2023 (the interest only termination date), after which payments of principal in equal monthly installments and accrued interest will be due until the loan matures on March 26, 2024. Horizon 2020 Loan In December 2019, as part of the Horizon 2020 Grant (see Note 11), the Company entered into a loan agreement with the Italian Finance Ministry. Borrowings under the loan totaled €0.3 million (approximately $0.3 million at December 31, 2022), net of transaction costs and discounts of less than €0.1 million, and the loan bears interest at 0.171% per annum. The Company is required to make payments of interest only on borrowings under the loan agreement on a semiannual basis through and including June 30, 2020 (the interest only termination date), after which payments of principal in equal semiannual installments and accrued interest will be due until the loan matures on June 30, 2028. In October 2020, the Company borrowed an additional €0.2 million (approximately $0.2 million at December 31, 2022), net of transaction costs of less than €0.1 million. The additional borrowings under the loan had the same terms and repayment schedule as the December 2019 loan. RIF Shareholders Loan In August 2020, as part of the RIF financing transaction (see Note 11), the Company entered into a loan agreement with the shareholders of RIF. Borrowings under the loan totaled €14.5 million (approximately $15.5 million at December 31, 2022), net of transaction costs of €0.5 million (approximately $0.5 million at December 31, 2022), and the loan bears interest at 6.35% per annum. The Company is required to make payments of interest only on borrowings under the loan agreement on an annual basis starting December 31, 2020 and through and including December 30, 2022 (the interest only termination date), after which payments of principal in equal annual installments and accrued interest will be due until the loan matures on December 31, 2030. If either party exercises its call option or put option on the equity investment as part of the RIF Transaction, the unpaid principal and accrued interest as of that date must be paid by the Company. UniCredit Loan In November 2020, the Company entered into a loan agreement with UniCredit. Borrowings under the loan totaled €4.9 million (approximately $5.2 million at December 31, 2022), net of transaction costs and discounts of €0.1 million (approximately $0.1 million at December 31, 2022), and the loan bears interest at 2.12% per annum. The Company is required to make payments of principal and accrued interest on a semiannual basis starting December 10, 2021 until the loan matures on December 10, 2027. 2021 Bridge Financing In December 2021, the Company issued convertible promissory notes to related parties in the principal amount of $27.0 million (see Note 20). At December 31, 2021, the outstanding balance under the 2021 convertible promissory notes was $27.1 million, recorded at fair value in the accompanying consolidated balance sheet. On January 19, 2022 the Company settled the convertible promissory notes in cash for principal plus accrued interest in the aggregate amount of $27.3 million. During the years ended December 31, 2022 and 2021, the Company recognized a fair value adjustment of $0.2 million and $0.1 million, respectively, relating to the 2021 convertible promissory notes on the accompanying consolidated statements of operations. 2022 Promissory Notes In the third quarter of 2022, the Company issued three term promissory notes in the aggregate principal amount of $25.0 million to existing investor CMS, and existing investors and related parties PureTech Health LLC and SSD2 LLC, for an aggregate cash proceeds of $25.0 million. Each of the 2022 promissory notes is unsecured and bears interest at a rate of 15% per annum. Each promissory note matures on the earlier of (a) December 31, 2023 or (b) five (5) business days following a qualified financing. Upon a payment default under any promissory note that has not been cured after five days (i) the Company will be required to issue certain warrants to the holders as defined by the promissory note agreements and (ii) the holders will have the option to convert outstanding principal and accrued interest into a number of shares of Gelesis common stock as defined by the promissory note agreements.

At December 31, 2022, the aggregate outstanding balance of the 2022 promissory notes was $27.4 million recorded at fair value in the accompanying consolidated balance sheet. During the year ended December 31, 2022, the Company recognized a fair market adjustment of $2.4 million relating to the 2022 promissory notes.

The Company applied the provisions of ASC 815-15, *Embedded Derivatives,* elected to account for the 2022 promissory notes at fair value, and to not bifurcate the embedded derivative. The fair value of the promissory notes is determined using a multiple scenario-based valuation method. The fair value of the hybrid instrument was determined by calculating the value of the instrument in each scenario "with" the respective conversion feature and "without". The significant inputs used in estimating the fair value of the convertible promissory notes include the estimated discount rate, expected term, and the outcome probability with respect to each scenario.

The following assumptions were used to determine the fair value of the 2022 promissory notes at December 31, 2022:

Expected term	1 year
Weighted average discount rate	26.0%
Probability of repayment after qualified financing	50.0%
Probability of holder electing conversion option	50.0%

Interest Rate Swap Contract on Intesa Sanpaolo Loan 1

In November 2019, the Company entered into an interest rate swap ("IRS") contract with Intesa Sanpaolo S.p.A. concurrently with the execution of the Intesa Sanpaolo loan 1 agreement. The IRS contract covered the same period as the underlying Intesa Sanpaolo loan 1 and expires on October 31, 2029.

Fair value of the interest rate swap contract is determined based on quoted price in markets that are not active for which significant inputs are observable either directly or indirectly and thus represents a level 2 measurement.

The Company reported a fair value of $0.8 million for the IRS contract included other assets at December 31, 2022, and $0.1 million included in other long-term liabilities at December 31, 2021 in the accompanying consolidated balance sheets. Net gain attributable to the change in fair value of the IRS contract was $0.9 million for the year ended December 31, 2022. Net loss attributable to the change in fair value of the IRS contract was $0.1 million for the year ended December 31, 2021.

Future maturities with respect to non-convertible debt obligations outstanding at December 31, 2022 are as follows (in thousands):

		At December 31, 2022
2023		8,101
2024		5,445
2025		3,962
2026		3,983
2027		3,964
More than 5 years		8,186
Total maturities	$	33,642

13. Warrant Liabilities

The following represents a summary of the warrant liabilities activity during the years ended December 31, 2022 and 2021 (in thousands):

		Legacy Gelesis Warrants		Private Placement Warrants		Total
Balance at December 31, 2020	$	12,099	$	—	$	12,099
Exercise of warrants		(3,924)		—		(3,924)
Change in fair value		7,646		—		7,646
Balance at December 31, 2021	$	15,821	$	—	$	15,821
Assumed upon Business Combination		—		8,140		8,140
Changes in fair value		926		(8,010)		(7,084)
Conversion and exchange upon Business Combination		(16,747)		—		(16,747)
Balance at December 31, 2022	$	—	$	130	$	130

Legacy Gelesis Redeemable Preferred Stock Warrants

The Legacy Gelesis warrants were evaluated under ASC 480 – *Distinguishing Liabilities from Equity* and it was determined that they met the requirements for separate accounting as freestanding financial instruments and should be classified as liabilities, as they relate to an obligation to issue shares that are potentially redeemable. The related liability is remeasured at each reporting date up to the exercise or expiration with increases or decreases in fair value being recorded in the consolidated statements of operations.

F-28

F-29 In connection with the Business Combination, Legacy Gelesis redeemable preferred stock warrants were reclassified from liability treatment to equity treatment pursuant to the terms of their exchange to New Gelesis warrants (see Note 15). The following assumptions were used to determine the fair value of the warrant liability at December 31, 2021: Expected term 0.1 years Expected volatility 48.0 % Expected dividend yield 0.0 % Risk free interest rate 0.6 % Estimated fair value of the redeemable convertible preferred stock $ 22.36 Exercise price of warrants $ 0.04 Private Placement Warrants At December 31, 2022, there were 7,520,000 Private Placement Warrants outstanding exercisable at $11.50 per share for common stock at the same terms as the Public Warrants. However, the warrants will not be redeemable by the Company for cash so long as they are held by the initial stockholders or their permitted transferees. The initial purchasers of the Private Placement Warrants, or their permitted transferees, also have the option to exercise the Private Placement Warrants on a cashless basis. If Private Placement Warrants are held by holders other than the initial purchasers thereof or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. The warrants were initially recorded at fair value with subsequent changes in fair value being recorded in the accompanying consolidated statements of operations. The warrants at issuance and at December 31, 2022, were valued utilizing a modified Monte Carlo Simulation value model and significant unobservable Level 3 inputs. The following weighted-average assumptions were used to determine the fair value of the Private Placement Warrant liability at December 31, 2022: Private Placement Warrants Expected term 4.0 years Expected volatility 86.0 % Expected dividend yield 0.0 % Risk free interest rate 4.0 % Price of Gelesis Common Stock $ 0.29 Exercise price of warrants $ 11.50 14. Earnout Liability The following represents a summary of the earnout liability activity during the year ended December 31, 2022 (in thousands): Earnout Liability Balance at December 31, 2021 $ — Recognized upon Business Combination 58,871 Changes in fair value (58,308) Balance at December 31, 2022 $ 563 At Business Combination close and at December 31, 2022, there were 18,758,241 earnout shares underlying the liability, which were unissued and unvested. At December 31, 2022, none of the triggering events had been met. The earnout liability was initially recorded at fair value with subsequent changes in fair value being recorded in the accompanying consolidated statements of operations. The earnout liability at issuance and at December 31, 2022, were valued utilizing a Monte Carlo Simulation and significant unobservable Level 3 inputs. The following weighted-average assumptions were used to determine the fair value of the earnout liability at December 31, 2022: Earnout Liability Expected term 4.0 years Expected volatility 86.0 % Expected dividend yield 0.0 % Risk free interest rate 4.0 % Price of Gelesis Common Stock $ 0.29

F-30 15. Stockholders' Equity (Deficit) Common Stock The Company’s authorized capital stock consists of (a) 900,000,000 shares of common stock, par value $0.0001 per share; and (b) 250,000,000 shares of preferred stock, par value $0.0001 per share. At December 31, 2022, there were 73,325,022 shares of common stock issued and outstanding. Common Stock Purchase Agreement On August 11, 2022, the Company entered into a Common Stock Purchase Agreement and a Registration Rights Agreement (the “Purchase Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the agreement, the Company will have the right, but not the obligation, to sell to B. Riley up to the lesser of (i) $50,000,000 of newly issued shares of common stock, and (ii) 14,506,475 shares of common stock (which is the number of shares equal to approximately 19.99% of the aggregate number of shares of the Company's common stock issued and outstanding immediately prior to the execution of the agreement) at 97% of the volume weighted average price (“VWAP”) of the Company's common stock calculated in accordance with the Purchase Agreement, from time to time during the 24-month term commencing from the effectiveness date of the corresponding Form S-1 registration statement on September 6th, 2022. Sales and timing of any sales of Class A common stock are solely at the election of the Company, and the Company is under no obligation to sell any securities to B. Riley under the Purchase Agreement. As consideration for B. Riley’s commitment to purchase shares of the Company’s common stock, the Company issued 355,361 shares of its common stock as commitment shares. The Company incurred an aggregate cost of approximately $1.2 million in connection with the Purchase Agreement, including $0.5 million for the fair value of the 355,361 commitment shares issued to B. Riley. The Company recorded $1.2 million legal and professional costs in the accompanying consolidated statement of operations during the year ended December 31, 2022, and recorded $0.5 million of additional paid-in capital in the accompanying consolidated balance sheets as of December 31, 2022 with respect to the fair value of the 355,361 common stock commitment shares issued to B. Riley. The Company issued a total of 34,246 shares of its common stock and raised less than $0.1 million gross proceeds under the Purchase Agreement for the year ended December 31, 2022. Legacy Redeemable Convertible Preferred Stock At December 31, 2021 and immediately prior to the Business Combination, Legacy Gelesis had outstanding redeemable convertible preferred stock which are collectively referred to as “redeemable convertible preferred stock.” Immediately prior to the closing of the Business Combination, Legacy Gelesis redeemable convertible preferred stock converted into Legacy Gelesis common stock and was subsequently split according to the exchange ratio of 2.59. Upon closing of the Business Combination, holders received shares of common stock of the Company on a one-to-one basis. Public Warrants In connection with the Business Combination the Company assumed 13,800,000 Public Warrants, which entitle the holder to acquire common stock, which are exercisable at an exercise price of $11.50 per share. The Public Warrants will expire at on the earlier to occur of five years after the completion of the Business Combination or redemption. Once the Public Warrants become exercisable, the Company may call the Public Warrants for redemption for cash: • in whole and not in part; • at a price of $0.01 per warrant; • upon not less than thirty (30) days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and • if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty(20) trading days within a thirty (30)- trading day period ending three (3) business days before the Company sends the notice of redemption to the warrant holders. If the Company calls the Public Warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis, as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle. At December 31, 2022, there were 13,800,000 Public Warrants outstanding. Rollover Warrants Immediately prior to the closing of the Business Combination, Legacy Gelesis redeemable preferred stock warrants were converted into Legacy Gelesis common warrants and were subsequently split according to the exchange ratio of 2.59. Upon closing of the

F-31 Business Combination, holders received rollover common stock warrants of the Company on a one-to-one basis. At close of the Business Combination and December 31, 2022, there were 1,836,429 and 1,660,303 rollover warrants outstanding, respectively, with an exercise price of $0.02. During the year ended December 31, 2022, 176,126 rollover warrants were exercised for proceeds of less than $0.1 million. Immediately prior to the closing of the Business Combination, existing Legacy Gelesis common warrants were also split according to the exchange ratio of 2.59. Upon closing of the Business Combination, holders received warrants to purchase shares of common stock of the Company on a one-to-one basis. At close of the Business Combination and at December 31, 2022, respectively, there were 1,353,062 of these warrants outstanding with an exercise price of $4.26. The Company's common stock reserved for future issuances are summarized as follows: December 31, 2022 2021 Common stock issued upon option exercise and RSUs vesting 16,881,549 13,486,708 Conversion of all classes of redeemable convertible preferred stock — 48,566,655 Issuances upon exercise of Legacy Gelesis warrants — 1,836,429 Issuances upon exercise of common stock warrants 24,733,365 1,353,062 Earnout shares 23,482,845 — Total common stock reserved for future issuance 65,097,759 65,242,854 16. Stock-Based Compensation 2021 Stock Option Plan In January 2022, the Company's Board of Directors approved the 2021 Stock Option and Incentive Plan (the “2021 Plan”), which supersedes the 2016 Stock Option and Grant Plan and the 2006 Stock Incentive Plan and provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards and restricted stock units to employees, directors, and nonemployees of the Company. The 2021 Plan was authorized initially to issue 9,583,570 shares, plus on January 1, 2023 and each January 1 thereafter, the number of shares of Common Stock reserved and available for issuance under the Plan shall be cumulatively increased by 4 percent of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31. Under the 2021 Plan, 3,977,252 shares remained available for issuance at December 31, 2022. Options and restricted stock awards generally vest based on the grantee’s continued service with the Company during a specified period following a grant as determined by the Board of Directors and expire ten years from the grant date. In general, awards typically vest in three to four years, but vesting conditions can vary based on the discretion of the Company’s Board of Directors. The fair value of the options is estimated at the grant date using Black-Scholes and recognized over the vesting period, taking into account the terms and conditions upon which options are granted. The fair value of restricted stock awards is the fair value at the date of grant reduced by the exercise price of the award, if any. The fair value of both options and restricted stock awards are amortized on a straight-line basis over the requisite service period of the awards. Stock-based compensation expense is summarized for employees and nonemployees, by category in the accompanying consolidated statements of operations as follows (in thousands): Years Ended December 31, 2022 2021 Research and development $ 9,698 $ 1,565 Selling, general and administrative 20,079 3,967 Total $ 29,777 $ 5,532

Stock Option Activity

The following table summarizes the Company's stock option activity during the year ended December 31, 2022:

	Number of Options		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	4,889,820	$	10.39	6.17	$	54,449
Retroactive application of reverse recapitalization	7,784,666		(6.38)			
Adjusted and Outstanding at December 31, 2021	12,674,486	$	4.01	6.17	$	54,449
Granted	2,658,185	$	3.35			
Exercised	(207,033)	$	0.58			
Forfeited - unvested	(972,349)	$	4.64			
Forfeited - vested	(63,718)	$	4.31			
Expired	(1,291,092)	$	3.13			
Outstanding at December 31, 2022	12,798,479	$	3.97	5.80	$	25
Exercisable at December 31, 2022	9,664,164	$	3.92	4.84	$	25
Vested and Expected to Vest at December 31, 2022	12,798,479	$	3.97	5.80	$	25

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the common stock. The total fair value of options vested during the year ended December 31, 2022 was $4.8 million.

The fair value of each option issued was estimated at the date of grant using Black-Scholes with the following weighted-average assumptions:

	Years Ended December 31,			
	2022		2021	
Market price of common stock	$	3.35	$	20.02
Expected volatility		72.4%		60.1%
Expected term (in years)		6.1		5.8
Risk-free interest rate		1.7%		1.1%
Expected dividend yield		0.0%		0.0%

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2022 and 2021 were $2.17 and $11.25 per share, respectively. At December 31, 2022 and December 31, 2021, there was $6.6 million and $8.7 million, respectively, of unrecognized compensation cost related to unvested stock option grants under the 2021 Plan, which was expected to be recognized over a weighted-average period of 2.1 and 1.7 years, respectively.

Restricted Stock Unit ("RSU") Activity

During the year ended December 31, 2022, the Company issued 4,555,197 RSUs at a weighted-average fair value of $3.46 per unit.

The following table summarizes the Company's RSU activity during the year ended December 31, 2022:

	Number of RSUs		Weighted-Average Grant Date Fair Value
Outstanding and Unvested at December 31, 2021	313,354	$	21.41
Retroactive application of reverse recapitalization	498,868	$	(13.15)
Adjusted and Outstanding and Unvested at December 31, 2021	812,222	$	8.26
Granted	4,555,197	$	3.46
Vested	(337,969)	$	4.81
Forfeited	(946,380)	$	3.44
Outstanding and Unvested at December 31, 2022	4,083,070	$	4.31

Each RSU entitles the holder to one share of common stock on vesting and the RSU awards are based on a cliff vesting schedule over requisite service periods in which the Company recognizes compensation expense for the RSUs. Vesting of the RSUs is subject to the satisfaction of certain service and or certain performance conditions. The Company recognizes the estimated grant date fair value of these awards as stock-based compensation expense over the service and/or performance periods based upon its determination of whether it is probable that the service and or performance conditions will be achieved. The Company assesses the probability of achieving the service and or performance conditions at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated or actual outcome of service and or performance-related conditions.

F-32

F-33 At December 31, 2022 and December 31, 2021, unrecognized compensation cost for RSU awards granted totaled $7.9 million and $6.7 million, respectively, which was expected to be recognized over a weighted-average period of 3.1 and 0.9 years, respectively. 17. Income Taxes Consolidated (loss) income before income taxes on a geographic basis during the years ended December 31, 2022 and 2021 are as follows (in thousands): Years Ended December 31, 2022 2021 United States $ (63,850) $ (86,693) Non-U.S. 8,550 (6,637) Total $ (55,300) $ (93,330) The provision for income taxes consists of the following components during the years ended December 31, 2022 and 2021 (in thousands): Years Ended December 31, 2022 2021 Current tax expense: U.S. federal $ — $ — Foreign 480 17 Total current tax expense 480 17 Deferred tax expense: U.S. federal — — State — — Foreign — — Total deferred tax expense — — Total provision for income taxes $ 480 $ 17 A reconciliation setting forth the differences between the effective tax rates of the Company for the years ended December 31, 2022 and 2021 and the U.S. federal statutory tax rate is as follows: Years Ended December 31, 2022 2021 U.S. Federal income tax provision expense at statutory rate 21.0% 21.0 % Effect of nondeductible stock-based compensation (0.8)% 0.8 % Foreign rate differential (1.2)% 0.2 % Mark to market of warrant liabilities 24.0% (1.7)% State taxes net of federal benefit 10.7% 4.3 % Non-deductible financing expenses 0.4% (0.3)% Valuation allowance (53.6)% (24.2)% Investment transfer — — Other differences 0.9% (0.4)% US federal and state research credits 0.6% 0.4 % Uncertain tax positions (0.1)% (0.1)% Foreign earnings includible in US — — Transaction Costs (0.9)% — GILTI (1.9)% — Effective income tax rate (0.9)% 0.0%

F-34 Significant components of the Company’s consolidated deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows at (in thousands): At December 31, 2022 2021 Deferred tax assets: Federal net operating loss carryforwards $ 54,005 $ 40,469 State net operating loss carryforwards 13,705 10,643 Equity compensation 12,331 5,620 Accruals and reserves 16 - Uncollected grants 993 998 Investment in subsidiaries 3,766 3,820 Research credits 1,823 1,578 Other assets 1,549 152 Deferred income — 239 Interest — 257 Lease liabilities 411 547 Inventory reserve 3,430 — Section 174 adjustment 3,572 — Total deferred tax assets 95,601 64,323 Valuation allowance (91,842) (59,841) Total deferred tax assets net of valuation allowance 3,759 4,482 Deferred tax liabilities: Intangible assets and amortization (3,332) (3,932) Right-of-use asset (400) (536) Other liabilities (27) (14) Total deferred tax liabilities (3,759) (4,482) Net deferred tax assets $ — $ — Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. At December 31, 2022 and 2021, the Company has federal net operating loss carryforwards totaling $254.7 million and $184.6 million, respectively, of which $63.5 million expire in 2027 through 2037 and $191.2 million do not expire as of December 31, 2022. At December 31, 2022 and 2021, the Company has state net operating loss carryforwards totaling $221.2 million and $168.4 million, respectively, which expire in 2030 through 2041, as well as other temporary differences and attributes that will be available to offset regular taxable income during the carryforward period. At December 31, 2022, the Company has foreign net operating loss carryforwards of $2.2 million which do not expire. The Company files income tax returns in Italy, the United States and in various state jurisdictions with varying statutes of limitations. Due to net operating losses incurred, the Company’s tax returns from inception to date are subject to examination by taxing authorities. The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets and determined that it is not more likely than not that the Company will recognize the benefits of the net deferred tax assets. Therefore, a full valuation allowance has been recorded against the balance of net deferred tax assets in the United States. Additionally, the Company has determined that it is not more likely than not that the Company will recognize the benefits of the net deferred tax assets in Italy, primarily due to uncertainty regarding continued funding of the operations of Italy and from the restructuring of the intercompany services agreement between Gelesis, Inc., and Gelesis S.r.l., in connection with the RIF financing (see Note 11). As a result, the Company maintained a full valuation allowance against the balance of net deferred tax assets in Italy as of December 31, 2022 and December 31, 2021, respectively. The Company will continue to evaluate all positive and negative evidence each period. The change in the valuation allowance during the years ended December 31, 2022 and 2021 was an increase of $32.2 million and $22.4 million, respectively. The increase in the valuation allowance during the years ended December 31, 2022 and December 31, 2021, respectively, was primarily due to the increase in net operating losses generated by the U.S. and foreign operations, net. The Company generally considers all earnings generated in Italy to be indefinitely reinvested. Therefore, the Company does not accrue U.S. taxes on the repatriation of the foreign earnings it considers to be indefinitely reinvested outside of the U.S. At December 31, 2022, the Company had not provided for federal income tax on $0.8 million of accumulated undistributed deficit of its foreign subsidiaries. In the event the Company were to repatriate the foreign earnings, the Company does not estimate the repatriation being subject to taxation.

F-35 The Company follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. At December 31, 2022 and 2021, the Company has not recorded any liability for uncertain tax positions which relate primarily to certain federal and state research tax credits. The Company presents the uncertain tax positions as a reduction to the gross deferred tax assets with respect to research credits. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its consolidated statements of operations. For the years ended December 31, 2022 and 2021, no estimated interest or penalties were recognized on uncertain tax positions. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next twelve months. A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands): Years Ended December 31, 2022 2021 Unrecognized tax benefits at the beginning of year $ (352) $ (281) Increase for current year positions (65) (71) Increase for prior year positions — — Expiration of statute of limitations — — Unrecognized tax benefits at the end of year (417) (352) Gross research credit tax assets 2,240 1,930 Net research credit tax assets $ 1,823 $ 1,578

18. Earnings (Loss) per Share

The weighted-average common shares outstanding and thus the net loss per share calculations and potentially dilutive security amounts for all periods prior to the Business Combination have been retrospectively adjusted to the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization. Historically reported weighted average shares outstanding have been multiplied by the exchange ratio of approximately 2.59. See Note 3 for further information.

Basic and diluted loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share data):

	Years Ended December 31, 2022	Years Ended December 31, 2021
Numerator:		
Net loss	$ (55,780)	$ (93,347)
Accretion of redeemable convertible preferred stock to redemption value	(37,934)	(94,134)
Accretion of noncontrolling interest put option to redemption value	(253)	(376)
Income allocated to noncontrolling interest holder	(1,095)	—
Net loss attributable to common stockholders	$ (95,062)	$ (187,857)
Denominator:		
Weighted average common shares outstanding, basic and diluted	70,300,772	5,712,042
Net loss per share, basic and diluted	$ (1.35)	$ (32.89)

The Company's potential dilutive securities, which include stock options, RSUs, warrants and earnout shares have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same for all periods presented. The Company excluded the following potential common stock, presented based on amounts outstanding at December 31, 2022 and 2021 from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect.

	December 31, 2022	December 31, 2021
Convertible preferred stock	—	48,566,655
Warrants on convertible preferred stock	—	1,836,429
Options and RSUs to acquire common stock	16,881,549	13,555,474
Warrants on common stock	24,733,365	1,353,062
Earnout shares	—	—
Total	41,614,914	65,311,620

Total potentially dilutive common share equivalents for the year ended December 31, 2022, excludes 23,482,845 shares related to the earnout liability as these shares are contingently issuable upon meeting certain triggering events.

19. Commitments and Contingencies

Operating Leases

In June 2019, the Company entered into an operating lease agreement with PureTech Health LLC, or PureTech, for office space located in Boston, Massachusetts. The lease expires in August 2025, with total lease payments of $3.2 million over the term. The remaining noncancelable term of the Company's operating leases was 2.6 years at December 31, 2022, and the weighted average discount rate was 5.3%.

The following table summarizes the Company's operating lease activity (in thousands):

	Years Ended December 31, 2022	Years Ended December 31, 2021
Lease liabilities, current	597	541
Lease liabilities, net of current portion	967	1,519
Total operating lease liabilities	$ 1,564	2,060
Operating lease rental expense	$ 656	$ 434

F-36

Future maturities of the lease liability under the Company's noncancelable operating leases at December 31, 2022 are as follows (in thousands):

		At December 31, 2022
2023		669
2024		579
2025		388
2026		34
2027		16
More than 5 years		-
Total undiscounted lease maturities	$	1,686
Imputed interest		(122)
Total lease liability	$	1,564

Royalty Agreements

Expenses from royalty agreements on net product sales and sublicense income is recognized as a cost of goods sold in the accompanying consolidated statements of operations during the period in which the associated revenues are recognized.

PureTech

In December 2009, the Company entered into a royalty and sublicense income agreement with PureTech, a significant stockholder in the Company, whereby the Company is required to pay PureTech a 2.0% royalty on net product sales received as a result of developing products and technology using the intellectual property purchased from One.

One S.r.l

Under the amended and restated master agreement with One, the Company is required to pay a 2.0% royalty on net product sales and an aggregate of €17.5 million (approximately $18.7 million at December 31, 2022) upon the achievement of certain commercial milestones of new medical indications as well as Plenity and pay royalties on net product sales and/or a percentage of sublicense income. At December 31, 2022, none of the milestones have been met.

Grant Agreements

The Company has been awarded grants from governmental agencies, which are recognized as income as the qualifying expenses are incurred (see Note 11). The grant agreements contain certain provisions, including, among others, maintaining a physical presence in the region for defined periods. Failure to comply with these covenants would require either a full or partial refund of the grant to the granting authority.

Research and Development Tax Credits

The Company's subsidiary, Gelesis S.r.l., which conducts core manufacturing and research and development activities on behalf of the Company, is eligible to receive a non-income based and non-refundable tax credits for qualified research and development activities. The Company has earned research and development tax credits in Italy for qualifying expenses incurred by performing certain research and development activities.

In December 2018, the Italian government passed a new budget law, effective January 1, 2019, that amended the eligibility criteria for recognizing qualifying research and development tax credits ("2019 Budget Law"). The 2019 Budget Law requires retroactive application for research and development tax credits earned during the year ended December 31, 2019. Under the 2019 Budget Law, research and development tax credits claimed in prior periods under previous interpretations of the research and development tax credit law may potentially be repaid by the Company.

The Company evaluated the potential loss under ASC 450, *Contingencies*. The Company concluded that the likelihood of a potential loss arising from this matter is probable.

The Company has recorded $0.0 million and $3.0 million as a component of other long-term liabilities in the accompanying consolidated balance sheets at December 31, 2022 and December 31, 2021, respectively. In October 2021, the Italian federal tax authority initiated an audit of the research and development tax credits for the calendar years 2017 through 2019. The Company concluded the audit with the Italian tax authorities by the end of 2022 which did not result in any material impact on the accompanying consolidated statement of operations.

F-37

F-38 Litigation In connection with the Business Combination, the Company received a litigation demand letter from certain purported stockholders alleging that the Company was required to provide holders of Class A Common Stock a separate class vote in connection with proposed amendments of the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares, such that separate votes can be cast on the proposed increase in the number of shares of Class A common stock and the proposed increase in the number of shares of preferred stock. During the year ended December 31, 2022, the Company reached an agreement to resolve the claim and settled for an immaterial cash payment. 20. Related Party Transactions The Company had the following transactions with related parties: PureTech In June 2019, PureTech executed a sublease agreement with the Company (see Note 19). With respect to the sublease, the Company incurred lease expense of $0.5 million and $0.5 million during the years ended December 31, 2022 and 2021, respectively, recorded in general and administrative expenses in the accompanying consolidated statements of operations. The Company incurred royalty expense of $0.5 million and $0.2 million in connection with the PureTech royalty agreement (see Note 19) during the years ended December 31, 2022 and 2021, respectively, recorded in cost of goods sold in the accompanying consolidated statements of operations. The Company had an accounts payable balance to PureTech of $0.1 million and $0.1 million at December 31, 2022 and December 31, 2021, respectively, in the accompanying consolidated balance sheets. On December 13, 2021, the Company issued a convertible promissory note to PureTech in the principal amount of $15.0 million (see Note 12). At December 31, 2021, the outstanding balance was $15.1 million, recorded at fair value in the accompanying consolidated balance sheets. On January 19, 2022 the Company settled the convertible promissory notes in cash for principal plus accrued interest in the aggregate amount of $15.2 million. During the years ended December 31, 2022 and 2021, the Company recognized a loss of $0.1 million with respect to the change in fair value of the PureTech 2021 convertible promissory notes on the accompanying consolidated statements of operations. On July 25, 2022, the Company issued a promissory note to PureTech in the principal amount of $15.0 million (see Note 12). At December 31, 2022, the outstanding balance of the promissory note was $16.6 million recorded at fair value in the accompanying consolidated balance sheets. During the year ended December 31, 2022, the Company recognized a loss of $1.6 million with respect to the change in the fair value of the promissory notes. SSD2 On December 13, 2021, the Company issued a convertible promissory note to SSD2 in the principal amount of $12.0 million (see Note 12). At December 31, 2021, the outstanding balance was $12.1 million, recorded at fair value in the accompanying consolidated balance sheets. On January 19, 2022 the Company settled the convertible promissory notes in cash for principal plus accrued interest in the aggregate amount of $12.1 million. During the years ended December 31, 2022 and 2021, the Company recognized a loss of $0.1 million and less than $0.1 million, respectively, with respect to the change in fair value of the SSD2 2021 convertible promissory notes on the accompanying consolidated statements of operations. On July 25, 2022, the Company issued a promissory note to SSD2 in the principal amount of $5.0 million (see Note 12). At December 31, 2022, the outstanding balance of the promissory note was $5.5 million recorded at fair value in the accompanying consolidated balance sheets. During the year ended December 31, 2022, the Company recognized a loss of $0.5 million with respect to the change in the fair value of the promissory notes. One S.r.l Consulting Agreement with Founder of One The Company and one of the founders of One, who is also a stockholder of the Company, entered into a consulting agreement for the development of the Company's science and technology. The Company incurred costs for consulting services received from the founder of One totaling $0.2 million and $0.3 million during the years ended December 31, 2022 and 2021, respectively, recorded in research and development expense in the accompanying consolidated statements of operations. The Company recorded an accounts payable balance to the founder of less than $0.1 million at both December 31, 2022 and December 31, 2021, respectively, in the accompanying consolidated balance sheets.

F-39 Acquisition of One In connection with the amended and restated master agreement with One (see Note 11), the Company acquired a 10.0% equity interest in One in exchange for cash consideration. During the year ended December 31, 2022 the Company made a payment of $2.9 million to One shareholders with respect to the acquisition. The Company had remaining undiscounted payments of €2.5 million and €5.0 million due to One at December 31, 2022 and December 31, 2021, respectively (approximately $2.7 million and $5.7 million due to One at December 31, 2022 and December 31, 2021, respectively). The balance at December 31, 2021and December 31, 2022 was recorded in accrued expenses in the accompanying consolidated balance sheets as it is expected to be settled within the next twelve months. Additionally, the Company incurred royalty expense of $0.5 million and $0.2 million with One (see Note 19) during the years ended December 31, 2022 and 2021, respectively, recorded in cost of goods sold in the accompanying consolidated statements of operations. The Company had an accrued expense balance of $2.7 million and $6.7 million at December 31, 2022 and December 31, 2021, respectively, relating to the One acquisition payment obligations and accrued royalties in the accompanying consolidated balance sheets. RIF Transaction In connection with the RIF transaction entered into in August 2020, the Company received $12.3 million from RIF as an equity investment that can be called by the Company beginning in December 2023 and ending in December 2026 by paying the investment plus 15.0% percent annual interest or put by RIF starting in January 2027 and ending in December 2027 for the investment amount plus 3.175% percent annual interest. RIF holds approximately 20% of the equity of Gelesis S.r.l. at December 31, 2022 (see Note 11). In addition, the shareholders of RIF provided the Company with a loan of €14.5 million ($15.5 million at December 31, 2022) with a fixed interest rate of 6.35% per annum (see Note 12). 21. Employee Benefit Plan The Company has a 401(k) retirement plan in which substantially all U.S. employees are eligible to participate. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. The Company made discretionary plan contributions of $0.2 million and $0.2 million during the years ended December 31, 2022 and 2021, respectively.

F-40 22. Subsequent Events The Company has evaluated subsequent events which may require adjustment to or disclosure in the consolidated financial statements through the date of issuance of these consolidated financial statements. In November 2022, the Company received letters from the NYSE indicating that the Company was not in compliance with its continued listing standards of (1) average closing price of a security of not less than $1.00 over a consecutive 30 trading-day period and (2) average market capitalization of not less than $50 million over a 30 trading-day period and stockholders’ equity of not less than $50 million. The Company is closely monitoring the closing share price of its common stock and intends to regain compliance. The Company has had correspondence with the NYSE regarding this matter, and its business plan to comply with the NYSE listing standards was accepted by the NYSE in February 2023. If the Company is unable to satisfy the NYSE listing requirements by their respective deadlines, the Company will be subject to the NYSE’s suspension and delisting procedures. Effective January 20, 2023, the Company’s Public Warrants, which were previously listed under the symbol “GLS WS”, were delisted from the NYSE due to “abnormally low” price levels. On February 21, 2023, the Company entered into a Note and Warrant Purchase Agreement with PureTech, pursuant to which the Company issued a short term convertible senior secured note in the aggregate principal amount of $5.0 million and warrants to purchase 23,688,047 shares of Common Stock. The warrants have an exercise price of $0.2744 and may not be exercised prior to the receipt of stockholder approval. The short term convertible senior secured note bears interest at a rate of 12% per annum, and matures on July 31, 2023, unless earlier converted or the maturity is extended as described within the definitive agreements. The Company may issue an additional $5.0 million to PureTech upon mutual acceptance of the Company meeting certain conditions. On March 18, 2023, NYSE notified the Company that they had considered the closing price of $0.11 of the Company’s Common Stock on March 17, 2023 to be close to an “abnormally low selling price” and that continued trading at such low price could result in immediate delisting of the Company’s Common Stock. On March 18, 2023, NYSE also indicated that there is a potential for the Company to fall below the $15 million 30-trading-day average market capitalization standard which could result in immediate delisting of the Company’s Common Stock.